SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.
(Name of Subject Company)
Dade Behring Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share,
including the preferred share purchase rights attached thereto
(Title of Class of Securities)

23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher
Andrew E. Nagel
William B. Sorabella
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Dade Behring Holdings, Inc., a Delaware corporation (“Dade Behring” or the “Company”). The address of the principal executive offices of the Company is 1717 Deerfield Road, Deerfield, Illinois 60015 and its telephone number is (847) 267-5300.

(b) Class of Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.01 par value per share, of the Company (the “Common Stock”), including the preferred share purchase rights attached thereto (the “Rights”) pursuant to the Rights Agreement, dated as of October 3, 2002 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent (the “Rights Agent”). Unless expressly stated otherwise, all references to the Common Stock in this Schedule 14D-9 shall be deemed to include the Rights attached thereto. As of the close of business on August 1, 2007, there were 80,145,098 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Belfast Merger Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Siemens”), which is in turn an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), disclosed in a Tender Offer Statement on Schedule TO, dated August 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $77.00 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 25, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Siemens, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is issued and outstanding (other than (x) shares of Common Stock that are held in treasury by Dade Behring or owned by Siemens, Purchaser or any direct or indirect subsidiary of Dade Behring, Siemens or Purchaser or (y) shares of Common Stock that are held by stockholders who have validly exercised their appraisal rights under Delaware law) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Siemens. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Siemens and Purchaser is 153 East 53rd Street, New York, New York 10022, and their telephone number is (212) 258-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Siemens, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Dade Behring stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Dade Behring Board”) after acquiring Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL and Section 145 of the DGCL permit a Delaware corporation to include in its charter documents provisions eliminating or limiting certain personal liability of directors to the corporation or its stockholders for money damages for breach of fiduciary duty as a director and to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law, respectively. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”) an exculpation provision that provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The Company has also included in its Charter a provision to indemnify and hold harmless to the fullest extent permitted by the DGCL its directors and officers and any other person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer, of the Company, or is or was serving at the request of the Company as a director, officer or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Charter of the Company provides that the Company is required to advance expenses reasonably incurred by any such indemnified director or other person prior to the final disposition of the proceeding, promptly following request therefor.

Pursuant to the Merger Agreement, Siemens has agreed to cause the certificate of incorporation and bylaws of the surviving corporation in the Merger to contain provisions with respect to indemnification and exculpation that are contained in the Charter and bylaws of the Company, as restated (“Bylaws”) as of the date of the Merger Agreement. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Siemens will cause the surviving corporation in the Merger to protect, indemnify, defend and hold harmless to the fullest extent permitted under Delaware law the current and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses in connection with any claim or proceeding that is, in whole or in part, based on or arising out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries or was serving at the request of the Company or any of its subsidiaries and arising out of actions or omissions occurring at or prior to the Effective Time. In addition, provided certain conditions are met, Siemens and the surviving corporation have agreed to promptly advance such fees and expenses to such director or officer or pay such fees and expenses for such director or officer, all in advance of the final disposition of any such matter.

The Merger Agreement further provides that, for a period of six years after the Effective Time, the surviving corporation shall maintain in effect directors’ and officers’ liability insurance coverage covering the directors and officers of the Company in respect of acts occurring on or prior to the Effective Time, on terms and conditions no less favorable to any of the Company’s directors and officers as of the date of the Merger Agreement. However, the surviving corporation will not be obligated to pay an annual premium in excess of 300% of the current annual premiums paid by the Company for such coverage. In lieu of maintaining such insurance for the six-year period after the Effective Time, Siemens may purchase a prepaid “tail” policy on the directors’ and officers’ liability insurance policy that covers the six-year period after the Effective Time, which the surviving corporation in the Merger will maintain in full force and effect.

Employment and Severance Agreements with Executive Officers

The Company has entered into an employment agreement with James W.P. Reid-Anderson, the Company’s Chairman of the Board, President and Chief Executive Officer, dated June 1, 2001 and a supplemental letter dated November 20, 2001, which are referred to collectively, as the “Employment Agreement”. This Employment Agreement extends until terminated by the Company or Mr. Reid-Anderson. Under the terms of the Employment Agreement, Mr. Reid-Anderson serves as President and Chief Executive Officer of the Company. The Employment Agreement provides that so long as Mr. Reid-Anderson serves as Chief Executive Officer of the Company, he will also be appointed to serve as a director on the Dade Behring Board. The Employment Agreement provides for a base salary, an annual target bonus, equity incentive program, excise tax gross-up payments resulting from a change in control, if necessary, and perquisites, including an automobile allowance and reimbursement of expenses incurred for home leave travel. Mr. Reid-Anderson’s base salary is subject to the review of the Dade Behring Board on an annual basis and the award of the annual target bonus is based upon the achievement of specific bonus targets and specified objectives, respectively. Mr. Reid-Anderson is eligible under the Employment Agreement to participate in all of the benefit programs for which the Company’s senior executive employees are generally eligible. For purposes of determining his participation in the Company’s cash balance pension program, however, his benefits accrue as though he had provided two (2) years of service for every one (1) year of service that he actually provides.

In the event Mr. Reid-Anderson is terminated without cause or resigns for good reason (generally including any substantial reduction of his duties, a reduction of base salary, removal from the Dade Behring Board, movement of his primary place of business outside of the greater Chicago area or breach of the employment agreement), the Employment Agreement provides that he shall receive a lump sum payment equal to twice his base salary plus twice his target bonus for the year in which his employment ended. In such event, Mr. Reid-Anderson will also continue to receive the perquisites described above and participate in the Company’s health program for twenty-four (24) months after the date of his termination. In addition, in such event, Mr. Reid-Anderson would be entitled to a prorated bonus for the year in which his employment ended. In the event that his employment is terminated due to his death or disability, the terms of the Employment Agreement provide that he shall receive a bonus equal to the bonus that he would have received had he remained employed for the entire year, prorated for the number of days that he was employed during that year. In addition, in the event that his employment is terminated without cause or due to his death or disability or by him for good reason, option vesting will accelerate as though the next option vesting date had occurred. In the event of termination due to death or disability, Mr. Reid-Anderson’s stock options will generally remain exercisable for twelve (12) months after the termination.

The Employment Agreement also incorporates customary non-competition and non-solicitation provisions applicable to the period of his employment and for two (2) years thereafter unless Mr. Reid-Anderson’s employment is terminated by reason of material breach by the Company of obligations to him under the Employment Agreement. As a condition to receiving the severance payments described above, Mr. Reid-Anderson must not be in material breach of the Employment Agreement and must execute a general release in the Company’s favor.

The Company has entered into severance agreements (the “Executive Severance Agreements”) with the following executive officers: John M. Duffey, Dominick M. Quinn, Mark Wolsey-Paige and Lance C. Balk. Each Executive Severance Agreement provides for payment upon an involuntary termination without cause (as defined in the Company’s 2002 Management Stock Option Plan) or a resignation for good reason (generally including a diminution in position, authority, duties or responsibilities or terms and conditions of employment, a reduction of base salary or bonus opportunity, or relocation of the individual’s primary business location more than 50 miles (or 100 miles for Mr. Quinn)) of any such executive officer. In that event, the Executive Severance Agreements provide for: (a) continuation of base salary for a period of twelve (12) months from the date of termination in regular payroll installments; (b) a bonus equal to the target bonus in the year of termination, payable over twelve (12) months from the date of termination in regular payroll installments; and (c) a bonus equal to the bonus the executive officer would have received had the executive remained employed for the entire bonus period (the amount to be determined by the Company’s compensation committee (the “Compensation Committee”) or the Dade Behring Board in good faith) prorated based on the number of days elapsed during the year through the date of termination. The Executive Severance Agreements also provide for continued participation in Company sponsored health plans for twelve (12) months (or twenty-four (24) months in the event of a change in control) following the date of termination and for outplacement services. Additionally, all of the Executive Severance Agreements contain customary non-

competition and non-solicitation provisions applicable to the period of the executive officer’s employment and for one year thereafter. Receipt of severance is contingent upon signing a release of claims and not being in violation of the Executive Severance Agreement.

With regard to change in control, the Executive Severance Agreements provide that if an involuntary termination without cause or a resignation for good reason occurs upon or within two (2) years after or in anticipation of a change in control (as defined in the Company’s 2004 Incentive Compensation Plan as amended and restated effective May 3, 2007), the executive officer would be entitled to receive a lump sum payment within thirty (30) days after involuntary termination equal to two (2) times the annual base salary and two (2) times the higher of the target bonus in the year of termination or the target bonus in the preceding year. In addition, the executive officer would be entitled to receive a bonus equal to the greater of (a) the bonus that would have been paid had the executive officer remained employed for the entire bonus period or (b) the target bonus for the entire bonus period, in each case prorated on the number of days that have elapsed during the year through the date of termination. The executive officer would also be entitled to receive the bonus, if any, for the preceding bonus period which was determined for the executive to the extent that such bonus had not yet been paid, and if the bonus for such preceding period had not yet been determined prior to a change in control, the bonus for such preceding period would not be less that the greater of (i) the target bonus for such period or (ii) the bonus calculated under such bonus plan and payable in accordance with normal Company policy. In connection with the enhanced change in control severance, the noncompetition and non-solicitation provisions for executive officers other than Mr. Quinn is extended for two years after employment. Additionally, the agreements also provide for a “gross up” payment to the executive officer in the event that payments or distributions made to the executive officer as a result of a change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. The “gross up” payment would be made to the extent necessary to allow the executive to retain the same amount, net of taxes, that he would have retained had the excise tax not been triggered. However, if the payments and distributions owed under the agreement do not exceed 110% of the level that triggers the excise tax, those payments and distributions would be reduced to the level necessary to avoid the need for any additional gross up payments.

Mr. Reid-Anderson’s Employment Agreement, as amended, does not provide for any special payment upon a change in control. However, it does provide that in the event that any additional compensation is deemed to be contingent upon a change in control and an excise tax imposed by Section 4999, as discussed above, he will be paid an additional amount such that he will receive a total payment equal to what he would have received if such excise tax were not imposed.

The Acceptance Time will constitute a change in control under each of the Executive Severance Agreements and the Employment Agreement.

Upon a change in control, the terms of the Company’s 2004 Incentive Compensation Plan provide that, as of the date of a change in control as defined in that plan, all outstanding options will become fully exercisable and vested and all restricted stock units will become fully vested. The treatment of outstanding options and restricted stock units under the Merger Agreement is described below.

In the event of Mr. Reid-Anderson’s termination of employment without cause or resignation for good reason, he would receive approximately $6.5 million in severance and other potential benefits and payments as noted above, based on an assumed termination date of December 31, 2007.

In the event of a termination of employment without cause or resignation for good reason of Mr. Duffey, Mr. Quinn, Mr. Wolsey-Paige or Mr. Balk, during the two years following the Acceptance Time if such executive officer does not accept the retention proposal described in the Section entitled “Retention and Incentive Programs” below, such executive officer would be entitled to receive approximately $2.4 million, $3.7 million (calculated and converted from Euros based on an exchange rate equal to one dollar for each 0.74551 Euros as reported by American Express as of June 20, 2007), $2.6 million and $2.2 million, respectively, in severance and other potential benefits and payments as noted above, based on an assumed termination date of December 31, 2007.

In the event of a termination of employment without cause or resignation for good reason of Mr. Duffey, Mr. Quinn, Mr. Wolsey-Paige or Mr. Balk more than two years following the Acceptance Time or if the executive officer is offered and accepts the retention proposal described in “Retention and Incentive Programs” below, such executive officer would be entitled to receive approximately $855,000, $1,303,000 (calculated and converted from Euros based on an exchange rate equal to one dollar for each 0.74551 Euros as reported by American Express as of June 20, 2007), $932,000 and $793,000, respectively, in severance and other potential benefits and payments as noted above without considering any prorated bonus for the year of termination.

The description of each of the Executive Severance Agreements entered into between the Company and each of its executive officers (other than Mr. Reid-Anderson) and the Employment Agreement entered into between the Company and Mr. Reid-Anderson is qualified in its entirety by reference to the form of the Executive Severance Agreements and the Employment Agreement, which are filed as Exhibits (e)(2) and (e)(3), respectively, hereto and are incorporated herein by reference.

Acceleration of Option and Restricted Stock Unit Vesting Upon Acceptance Time

Pursuant to the Merger Agreement, prior to the Acceptance Time, each outstanding option to purchase shares of Common Stock (each a “Company Stock Option”) granted under the Company’s stock option plans, which include the Dade Behring 2002 Management Stock Option Plan, the Dade Behring 2002 Chief Executive Officer Equity Plan, the Dade Behring 2002 Director Stock Option Plan, the Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan and Dade Behring 2004 Incentive Compensation Plan and any other plan, program, award or agreement pursuant to which any option to purchase shares of capital stock of either the Company or any subsidiary was granted (the “Company Stock Option Plans”), whether or not such option is then exercisable or vested, shall, contingent on the occurrence of the Acceptance Time, become vested and exercisable for a period of 2 days prior to the Acceptance Time, and thereafter shall be cancelled and, in consideration for such cancellation, the holder thereof shall be entitled to receive, without payment of the applicable exercise price, promptly following the Acceptance Time an amount of cash, without interest, equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment.

Immediately prior to the Acceptance Time, all outstanding restricted stock units granted under the Company Stock Option Plans shall become vested and shall be settled, in accordance with the terms of the individual award agreements evidencing the grants of such restricted stock units in cash.

The description of the Company Stock Option Plans is qualified in its entirety by reference to the Dade Behring 2002 Management Stock Option Plan, the Dade Behring 2002 Chief Executive Officer Equity Plan, the Dade Behring 2002 Director Stock Option Plan, the Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan and Dade Behring 2004 Incentive Compensation Plan, which are filed as Exhibit (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) hereto, respectively, and are incorporated herein by reference.

As of July 23, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 2,386,288 shares of Common Stock, 1,221,434 of which were unvested as of that date, with exercise prices ranging from $7.36 to $39.65 per share and an aggregate weighted average exercise price of $27.45 per share.

Acceleration of Offering Period Under Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the Company shall take all actions necessary to shorten any pending Offering Period (as such term is defined in the Company’s Employee Stock Purchase Plan (the “ESPP”)) by setting a new purchase date prior to the expiration of the current Offering Period if the Acceptance Time occurs prior to the expiration of the current Offering Period. After the later of such purchase date or the expiration of the current Offering Period, all offering and purchase periods pending under the ESPP shall be terminated and no new offering or purchase periods shall be commenced.

The description of the ESPP is qualified in its entirety by reference to the ESPP, as adopted and as amended, which is filed as Exhibit (e)(9) and (e)(10) hereto, respectively, and is incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, the Dade Behring Board will, to the extent necessary, take appropriate action prior to or as of the Acceptance Time to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of shares of Common Stock or Company Stock Options pursuant to the Offer or the Merger.

Employee Plans

The Merger Agreement provides that, from and after the Acceptance Time and until December 31, 2008, employees of the Company and its subsidiaries as of the Acceptance Time will be provided with base cash compensation and cash bonus opportunities that are no less favorable than those in effect immediately prior to the Acceptance Time and offered participation in employee benefit plans, programs, policies and arrangements (not including any equity-based compensation and benefits programs) that are no less favorable in the aggregate than those provided under the applicable employee benefit plans, programs, policies and arrangements of the Company and its subsidiaries in effect as of the Acceptance Time. Continuing employees will be given credit under such plans for the number of unused vacation days and other paid time off accrued by each employee with the Company and the subsidiaries prior to the Acceptance Time in accordance with the Company’s personnel policies applicable to such employees on the date of the Merger Agreement.

Vesting Under Employee Savings and Investment Plan and Cash Balance Plan and Benefit Service Credit

The Merger Agreement provides that each employee of the Company and its subsidiaries as of the Acceptance Time shall become fully vested in their benefits under the Company’s Savings and Investment Plan and, provided that certain contributions to the Company’s Cash Balance Plan are made as described below, the Company’s Cash Balance Plan if such employee’s employment is terminated without cause by his or her employer within two (2) years after the Acceptance Time. The Company has agreed to make funding contributions to the Company’s Cash Balance Plan in an amount no less than $20 million by September 30, 2007. In addition, employees of the Company and its subsidiaries shall receive credit for purposes of eligibility to participate, vesting and benefit eligibility (including vacation, severance and other benefit levels other than for benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established and maintained by the surviving corporation or any of its affiliates for service accrued prior to the Acceptance Time with the Company or any subsidiary under which each employee is eligible to participate on or after the Acceptance Time; however, no such credit will be required to result in a duplication of benefits.

Retention and Incentive Programs

As part of a retention program, the executive officers and six other employees with Executive Severance Agreements may be offered a cash retention amount equal to the amount they would have received if their employment was terminated upon or within two years after a change in control under the Executive Severance Agreement. Such cash amount will be payable when and only if the individual remains employed through the first anniversary of the Acceptance Time or is involuntarily terminated without cause or resigns for good reason as described above. In order to participate in the retention program, the individuals with Executive Severance Agreements would have to agree to eliminate the enhanced change in control severance benefit within their Executive Severance Agreements. It is expected that Mr. Reid-Anderson will enter into a new employment agreement. Aggregate retention payments of approximately $19 million would be payable if all individuals with Executive Severance Agreements agreed to eliminate the enhanced change in control severance benefit within such Executive Severance Agreements and Mr. Reid-Anderson entered into a new employment agreement in exchange for such retention amounts and met the conditions for payment of the retention amounts.

In addition, the parties agreed that a retention pool of $25 million would be available to provide retention incentives to key employees. The structure of a key employee’s retention incentive would be payment of one-half the retention incentive six months after the Acceptance Time with the remaining one-half paid one year after the Acceptance Time.

The Company has historically granted options in the Fall as part of a long-term incentive program. As part of its normal July meeting, the Company’s Compensation Committee already had provisionally established the 2007 option values to be granted to executive officers and certain key employees. Because of the transaction, the grant of options is not practical. Instead of granting options, the Company will grant a cash incentive award payable when and only if the individual remains employed through the first anniversary of the Acceptance Time or is involuntarily terminated without cause. The aggregate value of such cash incentive awards will be approximately $33 million. From such aggregate cash incentive pool, the executive officers will receive cash incentive awards in the following amounts if they meet the criteria for payment: Mr. Reid-Anderson, $3.5 million; Mr. Duffey, $1 million; Mr. Quinn, $1.25 million; Mr. Wolsey-Paige, $1.1 million; and Mr. Balk, $800,000.

The parties also agreed that the Company’s annual incentive program will pay out to annual incentive program participants employed through the earlier of the Acceptance Time or December 31, 2007 an aggregate annual incentive program payout of no less than approximately $32 million.

Management Positions Following Effective Time

On August 6, 2007, Siemens AG asked Mr. Reid-Anderson to become Chief Executive Officer of Siemens Medical Solutions Diagnostics following the consummation of the Merger, and Mr. Reid-Anderson has agreed to accept this position. A copy of the letter sent by Mr. Reid-Anderson to all Dade Behring employees on August 6, 2007 announcing this position is filed as Exhibit (a)(1)(N) hereto. As of the date of this Schedule 14D-9, Mr. Reid-Anderson has not entered into any employment agreement or other arrangement with Siemens or its affiliates with respect to this position or agreed with Siemens or any of its affiliates on any other terms of his employment in such capacity except as set forth in the Section “Retention and Incentive Programs” above.

In addition, it is possible that Siemens or its affiliates will seek to retain and enter into arrangements with other members of the Company’s management team following the consummation of the Merger. As of the date of this Schedule 14D-9, no other member of the Company’s senior management team has entered into any employment agreement or other arrangement with Siemens or its affiliates with respect to any position or agreed with Siemens or its affiliates on any other terms of employment in such capacity except as set forth in the Section “Retention and Incentive Programs” above.

Mr. Reid-Anderson and certain other members of the Company’s management team may enter into new arrangements with Siemens or its affiliates regarding employment, compensation and other related matters with Siemens or its affiliates, however, there can be no assurance that the parties will reach agreement. These matters are subject to further negotiations and discussion and no terms or conditions on these matters have been finalized.

(b) Arrangements with Purchaser and Siemens.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties Dade Behring, Siemens and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract by and among Dade Behring, Siemens and Purchaser and may be subject to important qualifications and limitations agreed to by Dade Behring, Siemens and Purchaser in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk among Dade Behring, Siemens and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On May 22, 2007, the Company and Siemens Medical Solutions, USA, Inc., a direct wholly-owned subsidiary of Siemens (“Siemens Medical USA”) entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Siemens Medical USA agreed that, prior to May 22, 2009 and subject to certain exceptions, any information concerning or relating to the Company furnished to it or to its representatives by or on behalf of the Company following the execution and delivery of the Confidentiality Agreement will be used by Siemens Medical USA solely for the purpose of considering and negotiating the possible transaction and will not be disclosed to any third party by Siemens Medical USA or its representatives except as provided in the Confidentiality Agreement. Siemens Medical USA further agreed that, subject to certain exceptions, neither it nor its representatives would solicit certain employees of the Company to leave his or her employment with the Company prior to May 22, 2008.

Under the Confidentiality Agreement, Siemens Medical USA also agreed that it would not, and would cause its representatives not to, directly or indirectly, acquire or seek to acquire in any manner, ownership of any of the Company’s assets or businesses or any securities issued by the Company, or take certain other actions to influence in any manner the management or policies or affairs of the Company, prior to May 22, 2008 except as provided in the Confidentiality Agreement. These restrictions on acquisitions of beneficial ownership and other actions set forth in the Confidentiality Agreement terminated upon the execution and delivery of the Merger Agreement.

Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(11) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Dade Behring Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Dade Behring stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby. The Dade Behring Board unanimously recommends that the Dade Behring stockholders tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law.

A copy of the letter to the Dade Behring stockholders communicating the Dade Behring Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer and the Merger

For purposes of this “Background of the Offer and the Merger” section, unless otherwise specified references to “Siemens” are to Siemens and its subsidiaries, including, Siemens, Purchaser, Siemens Medical USA and Siemens Medical Solutions Diagnostics, a direct wholly-owned subsidiary of Siemens Medical USA (“Siemens DX”).

Siemens and Dade Behring have been generally familiar with each other and each other’s business activities for some time. In particular, various Siemens personnel and Dade Behring personnel have, from time to time, had contact in a business setting with each other, including at industry-related conferences and otherwise. In addition, the Company and Siemens DX are each active in the clinical diagnostics industry.

The Company’s management has regularly reviewed the Company’s long term strategies and objectives and assessed trends and conditions impacting the Company and the medical diagnostics industry generally and has regularly updated the Dade Behring Board regarding these matters. In connection with these reviews, and in consideration of stockholder value, the Company’s management has also regularly reviewed with the Dade Behring Board the risks inherent in remaining as a stand-alone company and various alternatives to operating as an independent entity, including possible business combinations.

Over the past several years, the Company and Siemens have engaged from time to time in informal discussions regarding potential strategic transactions. During the Spring of 2005, the parties had more formal and extensive discussions about a possible sale of the Company to Siemens but failed to reach a definitive agreement. In light of the lower trading price per share of the Common Stock at such time, the price per share of the Common Stock at which Siemens proposed to acquire the Company in such proposed transactions was lower than the Offer Price.

During the first calendar quarter of 2007, a representative of the Company in Germany had discussions with various representatives of Siemens, including Professor Dr. Erich R. Reinhardt, Senior Vice President and member of the Managing Board of Siemens AG and the President of the Medical Solutions Group of Siemens AG, regarding among other things the strategic merits of a potential combination of the two companies’ diagnostic businesses. On March 16, 2007, the representative of Dade Behring in Germany informed Jim Reid-Anderson, Chairman of the Board, President and Chief Executive Officer of the Company, that Dr. Reinhardt had expressed Siemens’ interest in exploring a possible business combination with the Company and would likely contact Mr. Reid-Anderson shortly.

On March 20, 2007, Dr. Reinhardt telephoned Mr. Reid-Anderson to express Siemens’ interest in a possible business combination and proposed that the parties meet to discuss the matter. Mr. Reid-Anderson stated that the Company was not for sale, but he agreed to meet with Dr. Reinhardt in late May or early June 2007 when both parties were next available.

Later that day, Mr. Reid-Anderson informed the Dade Behring Board of his discussions with Dr. Reinhardt. On April 5, 2007, Mr. Reid-Anderson further updated the Dade Behring Board of his scheduled meeting with Dr. Reinhardt in late May 2007 to explore the transaction possibilities.

On April 20, 2007, members of the Company’s senior management met with representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor. At that meeting, Morgan Stanley provided the senior management with a preliminary business and market analysis of a possible business combination of the Company with Siemens.

On May 3, 2007, the Dade Behring Board held a special meeting by telephone that was also attended by members of Dade Behring’s management team and representatives from Morgan Stanley. At this meeting, Morgan Stanley presented a preliminary valuation analysis of the Company and the Company’s five year growth and valuation plan to the Dade Behring Board. Morgan Stanley also presented the Dade Behring Board with its preliminary business and market analysis of Siemens.

On May 21, 2007, Mr. Reid-Anderson and Dr. Reinhardt met in the Chicago, Illinois metropolitan area. Dr. Reinhardt told Mr. Reid-Anderson that Siemens was interested in pursuing a business combination with Dade Behring. They discussed various forms such a transaction might take. On the same day, Mr. Reid-Anderson informed the Dade Behring Board by email about his meeting with Dr. Reinhardt. Mr. Reid-Anderson suggested to the Dade Behring Board that, while the Company was not for sale, it could explore the potential valuation of the Company by providing Siemens with information in order to formulate an offer. Accordingly, Mr. Reid-Anderson proposed that the Company and Siemens enter into a confidentiality agreement to allow Siemens to obtain a limited amount of confidential information regarding the Company for the purpose of preparing an indication of interest that would include a proposed price or price range for the Company. Members of the Dade Behring Board expressed through email communications their concurrence with Mr. Reid-Anderson’s proposal.

On May 22, 2007, Mr. Reid-Anderson sent an email to Dr. Reinhardt. In his email, Mr. Reid-Anderson explained that, while the Company was not for sale, it was willing to consider a proposal made by Siemens with respect to a potential strategic transaction. Mr. Reid-Anderson specified that, if the parties were to pursue a transaction, it was the Company’s strong preference that the transaction be structured as an all-cash tender offer by Siemens for all of the shares of Common Stock. Mr. Reid-Anderson attached a form of confidentiality agreement for use in connection with the parties’ discussions and suggested that Siemens provide the Company with a written indication of interest expressing Siemens’ views on valuation and transaction structure.

On May 22, 2007, Siemens Medical USA and the Company executed the Confidentiality Agreement described above in Item 3(b) of this Schedule 14D-9.

On May 24, 2007, Morgan Stanley on behalf of the Company sent to Dr. Reinhardt certain projected financial information of the Company to assist Siemens in analyzing the Company and its prospects.

On May 25, 2007, Mr. Reid-Anderson provided an update to the Dade Behring Board on the developments described above. The Dade Behring Board determined through email communications that, based on prior interactions with Siemens, it was unlikely that the parties would reach agreement on the price or terms of a transaction. Nevertheless, the Dade Behring Board determined that it might be beneficial for Mr. Reid-Anderson to continue discussions with Siemens to explore the value of a potential business combination. The Dade Behring Board agreed that, because the Company was not seeking a buyer for the Company, Mr. Reid-Anderson should notify Siemens that the Dade Behring Board would only have interest in pursuing a transaction if Siemens was willing to offer a substantial premium to the then-current trading price for the Common Stock.

On May 29, 2007, Mr. Reid-Anderson and Dr. Reinhardt had a telephone conversation in which they discussed Siemens’ valuation analysis of the Company. In that conversation, Mr. Reid-Anderson indicated that the Dade Behring Board would only have an interest in pursuing a transaction if Siemens was willing to offer a substantial premium to the then-current market price for the Common Stock and to negotiate and complete the transaction on an expedited timetable.

Beginning in early June 2007, representatives of Morgan Stanley and representatives of J.P. Morgan plc (“JPMorgan”), financial advisor to Siemens, had a number of discussions regarding the proposed transaction.

On June 4, 2007, Dr. Reinhardt and Mr. Reid-Anderson had a telephone conversation in which Dr. Reinhardt reiterated Siemens’ interest in pursuing a transaction but stated that Siemens could not deliver a written indication of interest until shortly after the scheduled meeting of the Corporate Executive Committee of the Managing Board of Siemens AG on June 19, 2007. Dr. Reinhardt and Mr. Reid-Anderson also discussed whether representatives of Siemens and the Company should meet in late June in the Chicago, Illinois metropolitan area so that Siemens could begin a more detailed due diligence process and participate in management presentations by the Company. Later on the same day, Mr. Reid-Anderson updated the Dade Behring Board of these developments.

On June 19, 2007, Dr. Reinhardt called Mr. Reid-Anderson to inform him that Siemens was willing to proceed with discussions that could lead to a cash tender offer for 100% of the Common Stock at a price in the range of between $68.00 and $70.00 per share in cash. On that same day, Mr. Reid-Anderson informed the Dade Behring Board and Morgan Stanley by email of Dr. Reinhardt’s call. After determining that the offer price of between $68.00 and $70.00 per share was inadequate, the Dade Behring Board directed Mr. Reid-Anderson to continue further discussions with Siemens to provide an opportunity for Siemens to reevaluate its offer as it learned more about the Company and its prospects.

On June 20, 2007, as previously suggested by Mr. Reid-Anderson, Siemens delivered to the Company a written non-binding indication of interest from Dr. Reinhardt confirming the price range verbally presented to Mr. Reid-Anderson in the June 19, 2007 telephone conversation and setting forth various conditions on which such an offer would be based.

Later on June 20, 2007, the Dade Behring Board held a special meeting by telephone that was also attended by members of Dade Behring’s management team and representatives from Morgan Stanley to discuss the letter from Siemens. After discussion, the Dade Behring Board directed Mr. Reid-Anderson to continue further negotiations with Siemens but to make clear that, based on the preliminary financial analyses presented by Morgan Stanley and the Company’s financial strength and prospects, the Dade Behring Board did not expect to approve a transaction unless the Dade Behring stockholders received a higher price for the Common Stock. At the meeting, the Dade Behring Board also indicated that Mr. Reid-Anderson should communicate to Siemens that an offer price of at least $80.00 per share might be acceptable to Dade Behring.

On June 20, 2007, Mr. Reid-Anderson conveyed to Dr. Reinhardt both in a telephone call and in a letter that the price offered by Siemens was inadequate from the Company’s perspective and that the price would need to be higher for the Company to proceed with discussions. Mr. Reid-Anderson explained that the Dade Behring Board had concluded that the financial performance of the Company and the potential synergies to be realized by a combined company merited a higher price per share. Accordingly, he stated that the Dade Behring Board was only prepared to proceed at a price per share of at least $80.00. He also indicated, however, that the parties should continue with their previously discussed plans for due diligence and management presentations to help Siemens better understand the Company and its prospects with a view to enabling Siemens to increase its indicative offer price per share so that the Company could determine whether, from its perspective, further discussions were appropriate. Mr. Reid-Anderson also stated that, although the Dade Behring Board had agreed to proceed with a June 28 management presentation on the basis noted above, the decision to proceed was not an endorsement of Siemens’ indicative offer price.

On June 28, 2007, representatives of Siemens, including Dr. Reinhardt, met in the Chicago, Illinois metropolitan area with members of the Company’s management, including Mr. Reid-Anderson and Mark Wolsey-Paige, the Company’s Executive Vice President and Chief Strategy and Technology Officer. At that meeting, members of the Company’s management presented Siemens with information on the Company’s business and its future growth prospects. At the meeting, Dr. Reinhardt and Mr. Reid-Anderson discussed the possibility of meeting in Europe the following week to discuss the transaction in more detail.

On June 29, 2007, the Dade Behring Board held a teleconference that was also attended by members of Dade Behring’s management team and a representative from Morgan Stanley to discuss the management sessions the previous day. During this teleconference, the Dade Behring Board advised Mr. Reid-Anderson not to proceed with a meeting with Dr. Reinhardt in Europe unless Siemens increased its indicative offer price to at least $80.00 per share and committed to complete all of its due diligence within two to three weeks. Later that day, Mr. Reid-Anderson communicated this information to Dr. Reinhardt by email.

On July 3, 2007, Dr. Reinhardt telephoned Mr. Reid-Anderson and advised him that Siemens was continuing to evaluate the price per share it might be prepared to pay in connection with the potential transaction. He noted that, while he expected that Siemens would likely be able to increase its indicative price per share, Siemens was not willing to pay $80.00 per share. Dr. Reinhardt also proposed that he, Peter Löscher, President and Chief Executive Officer of Siemens AG, and Mr. Reid-Anderson meet in Paris, France to continue discussions on these matters.

Later in the day, the Dade Behring Board held a special meeting by telephone that was also attended by members of Dade Behring’s management team and a representative from Morgan Stanley to discuss this request. After discussion, the Dade Behring Board authorized Mr. Reid-Anderson to meet with the senior management of Siemens in Paris.

On July 4, 2007, Mr. Reid-Anderson met with Dr. Reinhardt and Mr. Löscher in Paris to discuss the potential transaction and the potential integration of the businesses and their management teams if they were combined. At that meeting, Mr. Löscher indicated that Siemens wanted to acquire the Company but was not willing to pay $80.00 per share and that Siemens would respond shortly with the price Siemens was willing to pay. Following that meeting, Dr. Reinhardt advised Mr. Reid-Anderson by telephone that Siemens was prepared to offer $77.00 per share in cash, subject to satisfactory completion of a due diligence review of the Company and other customary terms and conditions. Dr. Reinhardt also indicated that, if the Company were willing to proceed on that basis, Siemens would work expeditiously to complete its due diligence. Mr. Reid-Anderson and Dr. Reinhardt agreed that, if the Company was willing to proceed on that basis, both sides would target July 25, 2007 as the date on which negotiations and due diligence would conclude, a definitive merger agreement would be executed and the transaction would be announced publicly.

On the same day and following the meeting, the Dade Behring Board held a special meeting by telephone that was also attended by members of Dade Behring’s management team and representatives from Morgan Stanley to receive a report on the meeting from Mr. Reid-Anderson and to consider Siemens’ proposal. At the meeting, Morgan Stanley provided preliminary financial information on the transaction at the proposed price. During that meeting, the Dade Behring Board authorized Mr. Reid-Anderson to communicate to Dr. Reinhardt by letter that the Company was willing to proceed with negotiations on the basis of an offer price of $77.00 per share, subject to Siemens engaging in only limited additional due diligence and Siemens agreeing to terms in the definitive agreement to decrease certain potential conditionality of the transaction once announced (such as the risk of obtaining necessary antitrust clearances).

On July 5, 2007, Mr. Reid-Anderson sent a letter to Dr. Reinhardt confirming that the Company was willing to move forward with negotiations at a $77.00 per share price with a target announcement date of July 25, 2007. In the letter, Mr. Reid-Anderson stated the Company’s expectation that Siemens would assume certain potential transaction execution risks to make the transaction less conditional after it was announced and indicated that the Company would expect the “deal protection” provisions of the merger agreement to provide the Company with the flexibility to consider alternative proposals that might emerge after the announcement of a transaction between the Company and Siemens.

On the same day, Dr. Reinhardt sent a letter to Mr. Reid Anderson that stated that the $77.00 per share price represented the “best and final price” that Siemens was willing to pay for the Company. The letter stressed that a satisfactory due diligence review was critical and outlined the due diligence that Siemens would expect to complete in advance of entering into a definitive agreement. The letter also stated that Siemens would require that the Merger Agreement contain a strong and detailed set of representations, covenants and conditions as well as deal protection provisions that would be consistent with market custom in acquisitions of U.S. public companies such as the Company.

On July 6, 2007, Dr. Reinhardt and Mr. Reid-Anderson discussed by telephone the terms of the transaction as set forth in the exchange of letters described above. Mr. Reid-Anderson stated the Company’s view that it would permit Siemens to proceed with due diligence and negotiation of a merger agreement only if Siemens acknowledged that it was willing to accept the Company’s position regarding certain potential transaction execution risks associated with the transaction in the merger agreement. Dr. Reinhardt responded that the parties should proceed on the assumption that Siemens would be prepared to accept these risks provided it was able to conduct a detailed and satisfactory due diligence review and analysis of any transaction execution risks. Accordingly, the parties agreed to proceed with detailed due diligence beginning with a meeting the following day among operational personnel and management of the two companies.

On July 7, 2007, representatives of Siemens and Dade Behring met at the Hyatt Regency O’Hare hotel in Rosemont, Illinois to discuss outstanding due diligence items, and on the following day the Company made documents and other information available to Siemens and its representatives in a data room at the hotel and via an electronic data room. From July 7 through July 24, 2007, the Company and Siemens continued to exchange financial, legal, operational and other information regarding the Company and its various products and businesses and representatives from Siemens, JP Morgan, Clifford Chance US LLP (“Clifford Chance”), outside legal counsel to Siemens, and other outside advisors to Siemens continued to conduct financial, legal and operational due diligence with respect to the Company and its various products and businesses.

On July 10, 2007, representatives of Kirkland & Ellis LLP (“Kirkland & Ellis”), outside legal counsel to Dade Behring, distributed to Clifford Chance an initial draft of the Merger Agreement pursuant to which Siemens would acquire the Company pursuant to an all-cash tender offer followed by a merger in which the holders of shares not tendered in the tender offer would receive the same cash price per share.

On July 12, 2007, representatives of Siemens and the Company and their respective legal advisors participated in an initial teleconference on which they discussed certain issues presented by the draft Merger Agreement distributed on July 10, 2007. From July 12, 2007 through July 24, 2007, representatives of Siemens and the Company and their respective financial and legal advisors had numerous teleconferences regarding, and exchanged several further revised drafts of, the Merger Agreement.

On July 14, 2007, Dr. Reinhardt and Mr. Reid-Anderson met in Chicago to discuss the status of due diligence and various other matters in connection with the proposed transaction. After their meeting, Mr. Reid-Anderson provided an update to the Dade Behring Board on the status of the discussions regarding the Merger Agreement.

On July 19, 2007, the Dade Behring Board held a regularly scheduled meeting at the Company’s headquarters that was also attended by members of Dade Behring’s management team and representatives from Kirkland & Ellis and Morgan Stanley. During this meeting, Kirkland & Ellis advised the Dade Behring Board as to their fiduciary duties, including the application of these duties to a change of control transaction involving cash consideration in the context in which the corporation has not initiated a sale of the corporation. In addition, Kirkland & Ellis provided a summary of the material terms of the then-current draft of the Merger Agreement and discussed with the

Dade Behring Board certain important issues that had arisen in negotiation of the Merger Agreement, including the amount of a termination fee, the timing for closing the transaction and certain potential transaction execution risks. The Dade Behring Board also discussed the resistance by Siemens to the inclusion of financial penalties in the event Siemens continued to insist upon a longer termination date. Following discussion, the Dade Behring Board directed management to continue their discussions with Siemens with attention to specified open issues.

On July 23, 2007, the Company finalized the terms of its agreement with Morgan Stanley to serve as the Company’s financial advisor for the transaction and to provide an opinion as to the fairness from a financial point of view of the consideration proposed to be received by the Dade Behring stockholders pursuant to the Merger Agreement.

On July 24, 2007, Siemens and the Company substantially completed their negotiation of the Merger Agreement, subject to minor final changes and the receipt of requisite internal approvals.

Later that day, the Dade Behring Board held a special meeting at the Company’s headquarters that was also attended by members of Dade Behring’s management team and representatives from Kirkland & Ellis and Morgan Stanley. At the meeting, a representative of Kirkland & Ellis briefly reviewed the Dade Behring Board’s fiduciary duties and then provided a summary of the material terms of the Merger Agreement and the resolution of the issues that had been discussed at the meeting of the Dade Behring Board on July 19, 2007. In addition, Morgan Stanley presented Morgan Stanley’s financial analyses and rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of July 24, 2007, and based upon and subject to the factors and assumptions set forth therein, the $77.00 per share in consideration to be received by holders of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. After a discussion, the Dade Behring Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Dade Behring stockholders; (2) approved and adopted the Merger Agreement and the transactions contemplated thereby; and (3) resolved to recommend that the Dade Behring stockholders tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law. In addition, the Dade Behring Board approved an amendment to the Rights Agreement to render the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby. After the meeting, representatives of the Company advised Siemens of these approvals by the Dade Behring Board.

On July 25, 2007, the Supervisory Board of Siemens AG authorized the making of an offer to acquire the Company for a price of $77.00 per share, and representatives of Siemens advised the Company that this and all other requisite internal Siemens approvals had been obtained.

Following such authorization and approvals and before the opening of trading on the NASDAQ Global Market on July 25, 2007, the Company, Siemens Corporation and Purchaser executed the Merger Agreement and the Company and Siemens AG issued separate press releases announcing the transaction.

On August 8, 2007, Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the Dade Behring stockholders tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law, the Dade Behring Board consulted with the Company’s senior management, legal counsel and financial advisor and considered a number of factors, including the following:

•	Offer Price; Historical Trading Prices. With assistance from Morgan Stanley, the Dade Behring Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 37.7% over the $55.91 closing price per share of the Common Stock on the NASDAQ on July 24, 2007, the last trading day prior to the execution of the Merger Agreement. The Dade Behring Board considered that the Offer Price represented a premium of approximately 40.4% over the average closing price of the Common Stock during the thirty (30) day calendar period ended July 24, 2007, and a premium of 76.2% over the average closing price of the Common Stock during the twelve (12) month period ended July 24, 2007.

•	Cash Tender Offer; Certainty of Value. The Dade Behring Board considered that the Offer provides for a cash tender offer for all Common Stock held by Dade Behring stockholders to be followed by the Merger in which all of the outstanding shares of Common Stock (other than (x) shares of Common Stock that are held in treasury by Dade Behring or owned by Siemens, Purchaser or any direct or indirect subsidiary of Dade Behring, Siemens or Purchaser or (y) shares of Common Stock that are held by stockholders who have validly exercised their appraisal rights under Delaware law) would be converted into cash equal to the Offer Price, thereby enabling Dade Behring stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating many uncertainties in valuing the merger consideration to be received by the Dade Behring stockholders in the Merger and any potential coercive effects of a two-step transaction in which the consideration payable in the first-step tender offer might differ from the consideration payable in the second-step merger.

•	Opinion of the Company’s Financial Advisor. The Dade Behring Board considered the financial analyses and opinion of Morgan Stanley delivered orally and subsequently confirmed in writing to the Dade Behring Board to the effect that, as of July 24, 2007, and based upon and subject to the factors and assumptions set forth therein, the $77.00 per share in consideration to be received by holders of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated July 24, 2007, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of its opinion, is attached as Annex II hereto and is incorporated herein by reference.

•	Financial Condition and Prospects of the Company. The Dade Behring Board considered the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Dade Behring Board also considered the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. In addition, the Dade Behring Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash. These risks and uncertainties included risks relating to Dade Behring’s ability to compete with other participants in the industry, adverse affects from healthcare reform, uncertainty of success of research and development efforts, fluctuations in foreign currency, protection of Company intellectual property, compliance of products with regulations, and potential liabilities arising from possible violations of health and safety laws, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Industry Consolidation and Strategic Alternatives. The Dade Behring Board considered trends in the industry in which the Company’s operates, including the increased amount of consolidation that had occurred recently, and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives or continuing to remain an independent company.

•	Terms of the Merger Agreement. The Dade Behring Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, including the respective representations, warranties, covenants and termination rights of the parties. The Dade Behring Board also considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions. Those matters considered included:

•	Conditions to the Consummation of the Offer; Likelihood of Closing. The Dade Behring Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer and Siemens’ obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals

(other than antitrust approvals) and the likelihood that required approvals would be received without unacceptable conditions.

•	Purchaser Obligation to Extend Offer. The Dade Behring Board considered that Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Absence of Financing Condition. The Dade Behring Board considered that Siemens’ and Purchaser’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition and that Siemens would make representations and warranties in the Merger Agreement about its ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With assistance from Morgan Stanley, the Dade Behring Board also considered Siemens’ financial strength and ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement based on public information available regarding Siemens.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Dade Behring Board considered the provisions in the Merger Agreement that provide for the ability of the Dade Behring Board under certain circumstances to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal that the Dade Behring Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a superior proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality agreement if certain conditions are satisfied.

•	Ability to Change Recommendation. The Dade Behring Board considered the provisions in the Merger Agreement that provide for the ability of the Dade Behring Board under certain limited circumstances to withdraw or modify in a manner adverse to Siemens, or resolve or publicly propose to withdraw or modify in a manner adverse to Siemens, the Dade Behring Board’s recommendation to the Dade Behring stockholders that they tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, adopt the Merger Agreement if certain conditions are satisfied, including that, following the receipt of a competing proposal that the Dade Behring Board determines in good faith constitutes a superior proposal, the Dade Behring Board shall have reasonably determined in good faith (after consulting with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Dade Behring Board considered the provisions in the Merger Agreement that provide for the ability of the Dade Behring Board to terminate the Merger Agreement simultaneously upon entering into an acquisition agreement with respect to a superior proposal, and in connection therewith, to change its recommendation to the stockholders regarding the Offer and the Merger in the manner described in the immediately preceding bullet point in order to enter into a definitive agreement with respect to a superior proposal, if, concurrent with such termination, the Company pays to Siemens a termination fee.

•	Termination Fee. The Dade Behring Board considered that, in its view, the $180 million termination fee that could become payable pursuant to the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Dade Behring Board entered into an agreement providing for a transaction that would be more favorable to the Dade Behring stockholders than the transactions contemplated by the Merger Agreement.

•	Appraisal Rights. The Dade Behring Board considered the availability of appraisal rights with respect to the Merger for Dade Behring stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

The Dade Behring Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Termination Fee. The Dade Behring Board considered the restrictions that the Merger Agreement impose on actively soliciting competing proposals, and the insistence of Siemens as a condition to its offer that Dade Behring would be obligated to pay a termination fee of $180 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•	Failure to Close. The Dade Behring Board considered that the conditions to Siemens’ and Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Dade Behring’s control. The Dade Behring Board considered the fact that, if the Offer and Merger are not consummated, Dade Behring’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Dade Behring will have incurred significant transaction costs, attempting to consummate the transaction. The Dade Behring Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of Dade Behring’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of Common Stock could be adversely affected.

•	Public Announcement of the Offer and Merger. The Dade Behring Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel.

•	Pre-Closing Covenants. The Dade Behring Board considered that, under the terms of the Merger Agreement, Dade Behring agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to applicable law and specified exceptions, that Dade Behring will not take a number of actions related to the conduct of its business without the prior written consent of Siemens. The Dade Behring Board further considered that these terms of the Merger Agreement may limit the ability of Dade Behring to pursue business opportunities that it would otherwise pursue.

•	No Process Conducted. The Dade Behring Board considered the fact that the Company had not solicited proposals from other potential buyers or conducted a “market check” or auction process prior to agreeing to enter into the Merger Agreement and that, accordingly, other parties not contacted by the Company may be willing to enter into an alternative transaction on terms that are more favorable to the Dade Behring stockholders than the transactions contemplated by the Merger Agreement. The Dade Behring Board also considered the potential negative consequences to the Company of permitting a competitor to perform intrusive due diligence for which it would be required to implement safeguards of disclosure of confidential information as it had for the due diligence conducted by Siemens.

•	Cash Consideration. The Dade Behring Board considered the fact that, subsequent to completion of the Merger, Dade Behring will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Dade Behring stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any synergies realized by or future appreciation in value of the combined company, unless they separately acquired Siemens common stock.

•	Tax Treatment. The Dade Behring Board considered the fact that gains from this transaction would be taxable to the Dade Behring stockholders for U.S. federal income tax purposes.

The Dade Behring Board believed that, overall, the potential benefits of the Offer and the Merger to the Dade Behring stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Dade Behring Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Dade Behring Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Dade Behring Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Dade Behring Board were aware of the interests of executive officers and directors of Dade Behring as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of Dade Behring’s Financial Advisor.

The Dade Behring Board retained Morgan Stanley to examine possible strategic alternatives including the potential sale of Dade Behring through a merger, business combination or other similar transaction. Dade Behring selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the sector in which Dade Behring operates. At the special meeting of the Dade Behring Board on July 24, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 24, 2007, and based on and subject to the various considerations, assumptions and limitations set forth in its opinion, the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of July 24, 2007, is attached as Annex II hereto. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Dade Behring Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any Dade Behring stockholder as to whether such stockholder should tender such shares pursuant to the Offer, or as to any other action that a stockholder should take relating to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Dade Behring;

•	reviewed certain internal financial statements and other financial and operating data concerning Dade Behring prepared by the management of Dade Behring;

•	reviewed certain financial projections prepared by the management of Dade Behring;

•	discussed the past and current operations and financial condition and the prospects of Dade Behring with senior executives of Dade Behring;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of Dade Behring and the prices and trading activity of Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Dade Behring, Siemens and certain other parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Dade Behring for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Dade Behring. Morgan Stanley also assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer or the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and assumed, without independent verification, that Dade Behring had received advice of qualified legal, tax or regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Dade Behring, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of July 24, 2007. Events occurring after such date may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley was not asked to express, and did not express, any opinion as to any other transaction other than the Offer and the Merger, nor was Morgan Stanley asked to express, and has not expressed, any opinion as to the relative merits of or consideration offered in the Offer or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

The following is a summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated July 24, 2007. The various analyses summarized below were based on closing prices for Common Stock as of July 23, 2007 unless otherwise noted, and are not necessarily indicative of current market conditions. Some of these summaries of analyses include information presented in tabular format. To understand fully the analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Historical Stock Trading Range Analysis

Morgan Stanley reviewed the closing prices of the Common Stock for the period beginning Monday, July 24, 2006 and ending Tuesday, July 24, 2007. Morgan Stanley observed a range of closing prices of $36.07 to $57.87 per share. Morgan Stanley also observed that the cash merger consideration to be received by holders of Common Stock pursuant to the Merger Agreement represented:

•	a premium of 37.7%, based on the closing market price of $55.91 per share of Common Stock on July 24, 2007; and

•	a premium of 43.8%, based on the closing market price of $53.53 per share of Common Stock on July 3, 2007, the last full trading day prior to the agreement of Dade Behring and Siemens to proceed with negotiations on the basis of an offer price of $77.00 per share.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

Discounted Equity Research Share Price Targets Analysis

Morgan Stanley reviewed future public market share price targets for Common Stock prepared and published by equity research analysts. These targets reflect each equity research analyst’s estimate of the future public market trading price of shares of Common Stock. The range of future public market share price targets for Common Stock, discounted to the present using a discount rate of 9.5% to reflect Morgan Stanley’s estimate of the cost of Dade Behring’s equity capital and rounded to the nearest half dollar, was $44.50 to $58.50 per share.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

The public market share price targets prepared and published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of Dade Behring and future financial market conditions.

Present Value of Future Stock Price Analysis

Morgan Stanley completed a present value of future stock price analysis, which is designed to provide insight into the future value of a company’s common stock as a function of the company’s projected EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and its ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to EBITDA; projected net debt at period end; and estimated dividends paid over the period. In connection with this analysis, Morgan Stanley calculated a range of discounted equity values per share of Common Stock. To calculate these discounted equity values per share of Common Stock, Morgan Stanley relied on financial projections provided by Dade Behring’s management and publicly-available equity research analyst estimates. In particular, three cases were developed and utilized: 1) a Base Case provided by management and reflecting Dade Behring’s internal strategic plan; 2) a Conservative Case provided by management and reflecting the impact of execution, operational and unassigned risk factors on Dade Behring’s internal strategic plan; and 3) a Street Case based on consensus publicly-available equity research analyst estimates.

For each of the three cases, Morgan Stanley multiplied the projected EBITDA for years 2007 through 2010 by the range of aggregate value to EBITDA multiples obtained from Dade Behring’s observed historical and current aggregate value to EBITDA multiples to derive a range of future aggregate values. Morgan Stanley took that range of future aggregate values, subtracted the projected net debt at the corresponding period end and divided that difference by the number of projected diluted shares outstanding at the corresponding period end to derive a range of future equity values per share. That range of future equity values per share was discounted to the present using a discount rate of 9.5% to reflect Morgan Stanley’s estimate of the cost of Dade Behring’s equity capital. The present value of estimated dividends paid over the period was also calculated using a discount rate of 9.5%. Based on the foregoing, Morgan Stanley calculated an implied range of discounted equity values per share of Common Stock rounded to the nearest half dollar of $50.50 to $73.00 for the Base Case, $47.50 to $63.50 for the Conservative Case and $44.00 to $51.50 for the Street Case.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

Comparable Companies Trading Analysis

Morgan Stanley reviewed and compared, using public information, certain current and historical financial information for Dade Behring corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with Dade Behring. Morgan Stanley selected the companies used in its comparable companies trading analysis based on such factors as product offering, service offering and end markets served.

For the purposes of this analysis, Morgan Stanley calculated and reviewed the ratio of aggregate value to estimated calendar year 2007 EBITDA and aggregate value to estimated calendar year 2008 EBITDA for each of the comparable companies. The companies used in this analysis were:

•	Beckman Coulter, Inc.;

•	Becton, Dickinson and Company;

•	bioMérieux SA;

•	Bio-Rad Laboratories, Inc.;

•	Johnson & Johnson; and

•	F. Hoffmann — La Roche Ltd.

Based on that work, Morgan Stanley selected representative ranges of ratios of the comparable companies and applied those ranges to the corresponding Dade Behring financial statistic. That analysis indicated implied reference ranges per share of Common Stock rounded to the nearest half dollar as follows:

Financial Statistic
	(Based on	Comparable		Implied Value Per
Calendar Year	Base Case	Companies Multiple		Share Range for
Financial Statistic	Projections)	Statistic		Dade Behring

Aggregate Value / 2007E EBITDA	$473MM	10.0-11.5	x	$50.50-$59.00
Aggregate Value / 2008E EBITDA	$532MM	9.0-10.5	x	$51.50-$61.00

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

No company utilized in the comparable companies trading analysis is identical to Dade Behring. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dade Behring, such as the impact of competition on the business of Dade Behring and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Dade Behring or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley analyzed, using public information, 15 transactions announced from 2003 to the present deemed to share certain characteristics with the relevant transaction. The transactions used in this analysis were:

(Target / Acquiror)

•	Ventana Medical Systems, Inc. / Roche Holding Ltd.;

•	Biosite Incorporated / Inverness Medical Innovations, Inc.;

•	Biosite Incorporated / Beckman Coulter, Inc.;

•	Ameripath, Inc. / Quest Diagnostics Incorporated;

•	Abbott Diagnostics (Division of Abbott Laboratories) / General Electric Company (transaction terminated on July 11, 2007);

•	Bayer Diagnostics (Division of Bayer AG) / Siemens AG;

•	Focus Diagnostics, Inc. / Quest Diagnostics Incorporated;

•	Fisher Scientific International, Inc. / Thermo Electron Corporation;

•	Diagnostic Products Corporation / Siemens AG;

•	TheraSense, Inc. / Abbott Laboratories;

•	Pharmacia Diagnostics (Division of Pfizer, Inc.) / PPM Capital, Triton Advisers (UK) Ltd.;

•	Radiometer A/S / Danaher Corporation;

•	i-STAT Corporation / Abbott Laboratories;

•	Amersham plc / General Electric Company; and

•	Disetronic AG / Roche AG.

The information analyzed by Morgan Stanley for the precedent transactions included the ratios of aggregate value to last-twelve-months revenues and aggregate value to last-twelve-months EBITDA. Morgan Stanley selected a representative range of financial multiples of the precedent transactions, as shown in the following table, and applied them to the corresponding Dade Behring last twelve month (LTM) financial statistic:

Precedent Transactions Analysis

	Aggregate Value / LTM Sales	Aggregate Value / LTM EBITDA

Low	3.0x	13.0x
High	4.5x	17.0x

That analysis indicated implied reference ranges per share of Common Stock rounded to the nearest half dollar of $59.00 to $91.50 using multiples of sales and $64.00 to $85.00 using multiples of EBITDA.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to Dade Behring or the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dade Behring, such as the impact of competition on the business of Dade Behring and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Dade Behring or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Morgan Stanley completed an analysis of the present value of the unlevered free cash flows which Dade Behring could generate from 2007 and beyond using financial projections provided by Dade Behring’s management and publicly-available equity research analyst estimates.

For each of the Base Case, Conservative Case and Street Case, Morgan Stanley discounted Dade Behring’s unlevered free cash flows to August 1, 2007 using an estimated weighted average cost of capital of 8% to 10%. Morgan Stanley assumed terminal values based on a range of 10.0x - 11.0x estimated 2016 EBITDA. Such range was determined after considering trading multiples of selected diagnostic companies comparable to Dade Behring. Based on the foregoing, Morgan Stanley calculated an implied value per share of Common Stock rounded to the nearest half dollar of $80.50 to $86.00 for the Base Case, $70.50 to $75.50 for the Conservative Case and $49.50 to $53.50 for the Street Case.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

Leveraged Buyout Analysis

Morgan Stanley also analyzed Dade Behring from the perspective of a potential purchaser that was not a strategic buyer, but a financial buyer that would effect a leveraged buyout of Dade Behring. That analysis was based on the Base Case financial projections described above. Assumptions used in Morgan Stanley’s analysis included financial sponsors targeting internal rates of return of approximately 20% to approximately 25% over their investment horizons and an exit multiple range of 10.0x to 11.0x aggregate value to EBITDA. Based on those assumptions, among others, Morgan Stanley derived an implied valuation range which a financial buyer might be willing to pay to acquire Dade Behring of $64.50 to $70.00 per share of Common Stock.

Morgan Stanley noted that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was $77.00 per share.

Miscellaneous

In connection with the review of the Offer and the Merger by the Dade Behring Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Dade Behring. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Dade Behring. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement for purposes of providing its opinion to the Dade Behring Board as to the fairness from a financial point of view to the holders of shares of Common Stock of such consideration and in connection with the delivery of its opinion to the Dade Behring Board.

The consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was determined through arm’s-length negotiations between Dade Behring, acting through its legal and financial advisors from time to time, and Siemens, acting through its legal and financial advisors from time to time, and was approved by the Dade Behring Board. Morgan Stanley provided advice to Dade Behring during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Dade Behring or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the Dade Behring Board was one of many factors taken into consideration by the Dade Behring Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Dade Behring Board with respect to the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement or of whether the Dade Behring Board would have been willing to agree to a different amount of consideration.

The Dade Behring Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, it or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Dade Behring or Siemens, or any other company or any currency or commodity that may be involved in this transaction. In the past, Morgan Stanley has provided financial advisory and financing services for Dade Behring and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to Siemens and Siemens’ stockholders in the future and receive fees for the rendering of these services.

Dade Behring selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the sector in which Dade Behring operates. Under the terms of Dade Behring’s engagement letter with Morgan Stanley, Dade Behring has agreed to pay Morgan Stanley a fee of $5.0 million upon the announcement of the execution of the Merger Agreement and an additional fee upon the consummation of the Offer, which Dade Behring currently estimates to be approximately $22.6 million. In addition, Dade Behring has agreed to reimburse Morgan Stanley for its expenses, including the fees of outside counsel and other professional advisors. Dade Behring has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Morgan Stanley & Co. Incorporated

Dade Behring selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the sector in which Dade Behring operates. Under the terms of Dade Behring’s engagement letter with Morgan Stanley, Dade Behring has agreed to pay Morgan Stanley a fee of $5.0 million upon the announcement of the Merger Agreement and an additional fee upon the consummation of the Offer, which Dade Behring currently estimates to be approximately $22.6 million. In addition, Dade Behring has agreed to reimburse Morgan Stanley for its expenses, including the fees of outside counsel and other professional advisors. Dade Behring has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

	Date of	Number	Price	Nature of
Identity of Person	Transaction	of Shares	per share*	Transaction

Dade Behring	June 11, 2007	19,400	$51.7577	10b5-1 Repurchase Plan
Dade Behring	June 12, 2007	18,950	$53.0411	10b5-1 Repurchase Plan
Dade Behring	June 13, 2007	19,000	$52.8421	10b5-1 Repurchase Plan
Dade Behring	June 14, 2007	18,500	$53.6537	10b5-1 Repurchase Plan
Dade Behring	June 15, 2007	18,700	$53.5742	10b5-1 Repurchase Plan
Dade Behring	June 18, 2007	18,500	$52.9912	10b5-1 Repurchase Plan
Dade Behring	June 19, 2007	19,000	$52.9919	10b5-1 Repurchase Plan
Dade Behring	June 20, 2007	19,000	$52.9123	10b5-1 Repurchase Plan
Dade Behring	June 21, 2007	19,000	$52.4125	10b5-1 Repurchase Plan
Dade Behring	June 22, 2007	19,000	$52.2689	10b5-1 Repurchase Plan
Dade Behring	June 25, 2007	19,400	$51.7923	10b5-1 Repurchase Plan
Dade Behring	June 26, 2007	19,000	$52.7569	10b5-1 Repurchase Plan
Dade Behring	June 27, 2007	19,200	$52.4077	10b5-1 Repurchase Plan
Dade Behring	June 28, 2007	19,100	$52.8743	10b5-1 Repurchase Plan
Dade Behring	June 29, 2007	18,800	$53.2349	10b5-1 Repurchase Plan

	Date of	Number	Price	Nature of
Identity of Person	Transaction	of Shares	per share*	Transaction

Dade Behring	July 02, 2007	18,200	$53.9481	10b5-1 Repurchase Plan
James G Andress	July 02, 2007	300.462	$53.7250	Deferred Stock Units
Jeffrey D. Benjamin	July 02, 2007	264.675	$53.7242	Deferred Stock Units
Alan S. Cooper	July 02, 2007	300.462	$53.7250	Deferred Stock Units
Richard W. Roedel	July 02, 2007	192.722	$53.7233	Deferred Stock Units
Samuel K. Skinner	July 02, 2007	145.703	$53.7481	Deferred Stock Units
Dade Behring	July 03, 2007	18,000	$53.5722	10b5-1 Repurchase Plan
Dade Behring	July 05, 2007	5,900	$53.5130	10b5-1 Repurchase Plan

*	Represents the weighted average purchase price.

The Dade Behring stock purchases noted above were effected pursuant to the 10b5-1 Stock Purchase Plan executed as of May 31, 2007 between the Company and BNY ConvergEx LLC.

The deferred stock units noted above were credited on the first business day of the calendar quarter with respect to director compensation deferred under the Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan (the “Deferred Stock Plan”) and dividend equivalents recorded with respect to each director’s cumulative number of deferred stock units under the Plan and vested deferred stock units awarded under the Dade Behring 2004 Incentive Compensation Plan.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business (from and after the date of the Merger Agreement, to the extent permitted thereby), the Company has granted options to purchase shares of Common Stock to newly hired employees pursuant to the Company Stock Option Plans. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)	Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Dade Behring Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Dade Behring Board, other than at a meeting of the Dade Behring stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Siemens and Purchaser a non-assignable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Siemens, Purchaser, or any of their wholly-owned subsidiaries at the time of exercise of the Top-Up Option, constitutes 90.01% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock issued pursuant to the exercise of the Top-Up Option.

The Top-Up Option may be exercised by Purchaser at any time at or after the Acceptance Time, so long as the total number of shares of Common Stock beneficially owned by Purchaser and Siemens or any of their wholly-owned subsidiaries constitutes at least 80% of the number of shares of Common Stock outstanding. The aggregate purchase price payable for the shares of Common Stock being purchased by Purchaser pursuant to the Top-Up Option would be determined by multiplying the number of such shares by the Offer Price.

Vote Required to Approve the Merger and DGCL Section 253

The Dade Behring Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Dade Behring stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to adopt the Merger Agreement and effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The Dade Behring Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and, accordingly, Section 203 of the DGCL does not restrict the parties’ ability to consummate the Offer and the Merger. A number of other states have adopted similar laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

HSR Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Based solely on information provided by Siemens, Siemens and Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer in the near future. On the date of such filing, the waiting period with respect to the Offer and the Merger will commence and will expire 15 calendar days thereafter, unless earlier terminated by the FTC and the Antitrust Division, the 15 day period is restarted through a “pull and refile”

procedure, or Siemens and Purchaser receive a request for additional information and documentary material prior to that time. If, at the end of the initial waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Siemens and Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance by Siemens and Purchaser with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. After that time, the waiting period may be extended only by court order or with Siemens’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request made to the Company from the FTC or the Antitrust Division for additional information and documentary material will extend the waiting period with respect to the purchase of Common Stock in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Siemens, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

EC Merger Regulation

Under Article 7(1) of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), a transaction meeting certain thresholds may not be completed before it is notified to the European Commission and has been declared not to fall within the scope of the EC Merger Regulation under Article 6(1)(a) or has been declared to be compatible with the Common Market. The purchase of Common Stock in the Offer and the Merger fall under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the European Commission has serious doubts whether a notified transaction is compatible with the Common Market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days.

The European Commission frequently scrutinizes under the EC Merger Regulation transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. The European Commission could take enforcement action under the EC Merger Regulation, including declaring that the concentration is incompatible with the Common Market, seeking the divestiture of Common Stock acquired by Purchaser, or seeking the divestiture of substantial assets of the Company or its subsidiaries or other forms of commitments by the parties. There can be no assurance that a challenge to the Offer will not be made by the European Commission or, if a challenge is made, what the result will be.

Other

It may be necessary to make additional filings relating to Purchaser’s acquisition of Common Stock in the Offer and the Merger with governmental entities in other foreign jurisdictions. The Company is reviewing whether any such filings are required in connection with the Offer or the Merger and intends to make any such filings promptly to the extent required. Based upon an examination of publicly available information relating to the businesses in which Siemens and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. However, there can be no assurance that governmental entities will not challenge the acquisition of the shares of Common Stock on competition or other grounds, or if such challenge is made, what the results thereof will be.

Pursuant to the Merger Agreement, Siemens has agreed that it will avoid or eliminate each and every impediment under any antitrust law that may be asserted by any antitrust authority with respect to the Merger so as to enable the closing to occur as expeditiously as possible, but in any event in sufficient time to ensure that the Acceptance Time occurs before the Termination Date. In addition, Siemens and Purchaser agreed to take all actions and non-actions requested by any antitrust authority, or all actions and non-actions necessary to resolve any objections that may be asserted by any antitrust authority, with respect to the transactions contemplated by the Merger Agreement, including agreeing to sell, divest, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, divisions, businesses, product lines, customers or other assets, except that neither Siemens nor Purchaser will be required to commence or threaten to commence any litigation or other civil or legal proceedings, to hold separate the Company or any of its subsidiaries or any other business unit or to divest any business or assets currently owned by Siemens AG or any of its direct or indirect subsidiaries.

Amendment to Rights Agreement

In connection with the Merger Agreement, Dade Behring entered into an amendment, dated as of July 25, 2007 (the “Amendment”), to the Rights Agreement, by and between Dade Behring and the Rights Agent, to render the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Amendment, the execution or delivery of the Merger Agreement, the consummation of any transactions contemplated thereby, or the announcement of any of the foregoing events will not result in Siemens, Purchaser or any of their respective affiliates or associates becoming an Acquiring Person (as such term is defined in the Rights Agreement) or result in the occurrence or deemed occurrence of the Stock Acquisition Date (as such term is defined in the Rights Agreement) or the Distribution Date (as such term is defined in the Rights Agreement). The Amendment also provides that the Rights (as such term is defined in the Rights Agreement) issued pursuant to the Rights Agreement will expire immediately prior to the Effective Time if the Rights have not otherwise expired.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment. A copy of the Amendment is filed as Exhibit (a)(5)(3) hereto and is incorporated herein by reference.

Projected Financial Information

The Company does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Siemens’ due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Siemens. In addition, the Company provided the same information to its own financial advisor.

The Company’s internal financial forecasts (upon which the projections provided to Siemens were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. The financial projections are not historical fact and should not be relied upon as being necessarily indicative of actual future results. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be a reliable predictor of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Siemens in the Merger Agreement or otherwise concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a Dade Behring stockholder’s decision whether to tender his or her shares of Common Stock in the Offer but because the projections were made available by the Company to Siemens and the Company’s financial advisor.

The Company’s stockholders are cautioned not to place undue reliance on the projected information provided in this Schedule 14D-9.

Set forth below is a summary of the Base Case projections of Dade Behring’s management as of the date prepared. These projections were provided by the Company to Siemens and the Company’s financial advisor, as well as other materials that were also provided, including the Conservative Case projections, which reflected the impact of execution, operational and unassigned risk factors on Dade Behring’s internal strategic plan not reflected in the Base Case projections.

Dade Behring Summary of Base Case Projected Financial Information

	Year ending December 31,
	2007	2008	2009	2010	2011
	(all amounts are in millions and are approximate)

Net Sales	$1,890.5	$2,013.2	$2,211.6	$2,406.5	$2,583.9
Net Income	157.3	182.5	249.3	309.6	377.9
EBITDA*	473.1	532.4	648.9	758.8	879.2

* Excludes stock-based compensation expense.

These projections should be read together with the Company’s financial statements that can be obtained from the SEC. The Company’s filings with the SEC are available to the public free of charge at the SEC’s website at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following adoption thereof at a meeting of the Dade Behring stockholders or pursuant to written consent of the Dade Behring stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Dade Behring stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must reasonably inform the Company of the identity of the stockholder. To do so, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Dade Behring Holdings, Inc., 1717 Deerfield Road, Deerfield, Illinois 60015. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for the adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal previously submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Company expects that Siemens would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Siemens has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IN CONNECTION WITH THE MERGER. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 8, 2007.*†
(a)(1)(B)	Form of Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(E)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*†
(a)(1)(F)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*†
(a)(1)(G)	Summary newspaper advertisement published in The Wall Street Journal on August 8, 2007.*
(a)(1)(H)	Press release issued by Dade Behring Holdings, Inc., dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Dade Behring Holdings, Inc. on July 25, 2007).
(a)(1)(I)	Press release issued by Siemens AG, dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule TO-C filed by Siemens Aktiengesellschaft on July 25, 2007).
(a)(1)(J)	Letter to Investors from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Dade Behring Holdings, Inc. on July 25, 2007).
(a)(1)(K)	Letter to Customers from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Dade Behring Holdings, Inc. on July 25, 2007).
(a)(1)(L)	Letter to Employees from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Dade Behring Holdings, Inc. on July 25, 2007).
(a)(1)(M)	Transcript of Video to Employees from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., dated July 25, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Dade Behring Holdings, Inc. on July 26, 2007).
(a)(1)(N)	Letter to Employees from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc. dated August 6, 2007.
(a)(1)(O)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*†
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board, President and Chief Executive Officer of Dade Behring Holdings, Inc., dated August 8, 2007.†
(a)(5)(1)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Dade Behring Holdings, Inc., dated July 24, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(a)(5)(2)	Rights Agreement, dated as of October 3, 2002, by and between Dade Behring Holdings, Inc. and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 10 filed by Dade Behring Holdings, Inc. on September 23, 2002 (Registration No. 000-50010)).
(a)(5)(3)	Amendment No. 1 to the Rights Agreement, dated as of July 25, 2007, by and between Dade Behring Holdings, Inc. and Mellon Investor Services LLC, amending the Rights Agreement, dated as of October 3, 2002 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Dade Behring Holdings, Inc. on July 26, 2007).
(e)(1)	Agreement and Plan of Merger, dated as of July 25, 2007, by and among Siemens Corporation, Belfast Merger Co. and Dade Behring Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dade Behring Holdings, Inc. on July 26, 2007).

Exhibit No.	Description

(e)(2)	Form of Executive Severance Agreement between Dade Behring Holdings, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Dade Behring Holdings, Inc. for the year ended June 30, 2005).
(e)(3)	Amended and Restated Employment Agreement, dated as of June 1, 2001, by and between Dade Behring Holdings, Inc. and James Reid-Anderson (incorporated by reference to Exhibit 10.5 attached to the Annual Report on Form 10-K filed by Dade Behring Holdings, Inc. for the year ended December 31, 2002).
(e)(4)	Dade Behring 2002 Management Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form 10 filed by Dade Behring Holdings, Inc. on September 23, 2002 (Registration No. 000-50010)).
(e)(5)	Dade Behring 2002 Chief Executive Officer Equity Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form 10 filed by Dade Behring Holdings, Inc. on September 23, 2002 (Registration No. 000-50010)).
(e)(6)	Dade Behring 2002 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form 10 filed by Dade Behring Holdings, Inc. on September 23, 2002 (Registration No. 000-50010)).
(e)(7)	Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan (as Amended and Restated on October 26, 2006) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Dade Behring Holdings, Inc. for the year ended December 31, 2006).
(e)(8)	Dade Behring 2004 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Dade Behring Holdings, Inc. for the quarter ended March 31, 2004).
(e)(9)	Dade Behring Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Dade Behring Holdings, Inc. for the year ended December 31, 2002).
(e)(10)	First Amendment of the Dade Behring Employee Stock Purchase Plan (as adopted on November 2, 2002) (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by Dade Behring Holdings, Inc. for the year ended December 31, 2006).
(e)(11)	Confidentiality Agreement, dated May 22, 2007, between Siemens Medical Solutions USA, Inc. and Dade Behring Holdings, Inc.*

*	Incorporated by reference to the Schedule TO filed by Belfast Merger Co., Siemens Corporation and Siemens Aktiengesellschaft on August 8, 2007.

†	Included in materials mailed to stockholders of Dade Behring Holdings, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DADE BEHRING HOLDINGS, INC.

By:	/s/ James W. P. Reid-Anderson
Name: James W. P. Reid-Anderson

Title:	Chairman of the Board, President &
Chief Executive Officer

Dated: August 8, 2007

ANNEX I

DADE BEHRING HOLDINGS, INC.
1717 DEERFIELD ROAD
DEERFIELD, ILLINOIS 60015

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 8, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Dade Behring Holdings, Inc., a Delaware corporation (“Dade Behring” or the “Company”), with respect to the tender offer by Belfast Merger Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Siemens”), which is in turn an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “the Company,” “us,” “we,” and “our” to refer to Dade Behring. You are receiving this Information Statement in connection with the possible election of persons designated by Siemens to the board of directors of the Company (the “Dade Behring Board” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2007 (the “Merger Agreement”), by and among Siemens, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on August 8, 2007 to purchase all of the issued and outstanding shares of Common Stock at a price of $77.00 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 8, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on September 5, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Dade Behring stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser, Siemens and Siemens AG with the Securities and Exchange Commission (the “SEC”) on August 8, 2007.

The Merger Agreement provides that, promptly after such time as Purchaser accepts for payment shares of Common Stock pursuant to the Offer (the “Acceptance Time”) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Purchaser will be entitled to designate at its option up to that number of directors of the Dade Behring Board equal to the product of the total number of directors on the Dade Behring Board (giving effect to the directors elected or appointed pursuant to such right of designation) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The effect of Purchaser’s exercise of its option is the ability to designate a majority of the Dade Behring Board. In connection with the foregoing, the Company will promptly, at the option of Purchaser, use its best efforts to cause Purchaser’s designees to be elected or appointed as directors of the Company either by increasing the size of the Dade Behring Board and/or obtaining the resignation of incumbent directors. In addition, at Purchaser’s request, the Company will cause the individuals so designated by Purchaser to constitute substantially the same percentage (rounding up where appropriate) on each committee of the Dade Behring Board. However, following the election or appointment of Purchaser’s designees to the Dade Behring Board and prior to the Effective Time, any (i) amendment of the Merger Agreement or the certificate of incorporation or by-laws of the Company or any of its subsidiaries, (ii) termination of the Merger Agreement by the Company, (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Siemens or Purchaser under the Merger Agreement, (iv) recommendation to the Dade Behring stockholders or any modification or withdrawal of any such recommendation in connection with the Merger Agreement or the transactions contemplated thereby, (v) exercise or waiver of any of the Company’s rights under the Merger

Agreement, or (vi) amendment, rescission, repeal or waiver of the certificate of incorporation or by-laws of the Company, in each case, will require the approval of a majority of the directors, to the extent there are any, who are considered independent directors within the meaning of the rules of NASDAQ or the federal securities laws.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Dade Behring Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Siemens, Siemens AG, Purchaser and Purchaser’s designees has been furnished to the Company by Siemens, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees to the Dade Behring Board from the officers and directors of Siemens, Purchaser and their affiliates listed below. Purchaser has informed the Company that each of the officers and directors of Siemens, Purchaser and their affiliates listed below who may be chosen has consented to act as a director of the Company, if so designated.

Principal
Occupation/Employment;
	Age &	Material Positions Held
Name	Citizenship	in Past Five Years	Business Address

Prof. Dr. Erich R. Reinhardt	61 Federal Republic of Germany	Senior Vice President, Siemens AG; Group President of the Medical Solutions Group of Siemens AG.	c/o Siemens AG Henkestr. 127 91052 Erlangen, Federal Republic of Germany
Klaus Stegemann	51 Federal Republic of Germany	Chief Financial Officer of the Medical Solutions Group of Siemens AG; Director; Executive Vice President and Chief Financial Officer of Siemens Corporation until 2005.	c/o Siemens AG Henkestr. 127 91052 Erlangen, Federal Republic of Germany
George C. Nolen	51 United States of America	Director, President and Chief Executive Officer of Siemens Corporation since 2004; President and Chief Executive Officer of Siemens Information and Communication Networks, Inc. from 2002 to 2004.	c/o Siemens Corporation 153 East 53rd Street New York, NY 10022

Principal
Occupation/Employment;
	Age &	Material Positions Held
Name	Citizenship	in Past Five Years	Business Address

Heribert Stumpf	45 Federal Republic of Germany	Director, Executive Vice President and Chief Financial Officer of Siemens Corporation since 2005; Chief Operating Officer of Siemens Dematic Postal Automation, Inc. from 2001 through 2004 and President and Chief Executive Officer of Siemens Dematic Postal Automation L.P. from 2001 through 2004.	c/o Siemens Corporation 153 East 53rd Street New York, NY 10022
Jochen Schmitz	41 Federal Republic of Germany	Executive VP and CFO of Siemens Medical Solutions Diagnostics since September 2006; Vice President and Chief Financial Officer of the Molecular Imaging Division of Siemens Medical Solutions USA, Inc. from December 2004 to September 2006; Vice President and Head of Performance Controlling for the Medical Solutions Group of Siemens AG from January 2004 to December 2004; Member of the Corporate Controlling Division of the Corporate Finance Department of Siemens AG from January 2001 to January 2004.	c/o Siemens Medical Solutions Diagnostics 511 Benedict Ave Tarrytown NY 10591
E. Robert Lupone	48 United States of America	Senior Vice President, General Counsel and Secretary of Siemens Corporation.	c/o Siemens Corporation 153 East 53rd Street New York, NY 10022

Principal
Occupation/Employment;
	Age &	Material Positions Held
Name	Citizenship	in Past Five Years	Business Address

Stefan Schaller	38 Federal Republic of Germany	Vice President of Business Development of the Medical Solutions Group of Siemens AG since March 2007; Vice President of Global Marketing & Sales of the Angiography, Fluoroscopy, and Radiographic Systems (AX) Division of the Medical Solutions Group of Siemens AG from June 2004 to March 2007; Vice President Portfolio Planning and Product Definition of the Computed Tomography (CT) Division of the Medical Solutions Group of Siemens AG from October 2003 to June 2004; Head of the Concepts Group of the CT Division of the Medical Solutions Group of Siemens AG from October 2001 to October 2003.	c/o Siemens AG Hartmannstr. 16 91052 Erlangen, Federal Republic of Germany
Robert Kirschbaum	59 Federal Republic of Germany	Senior Counsel, Siemens AG; Head of Legal Services for the Medical Solutions Group of Siemens AG.	c/o Siemens AG Werner-von-Siemens-Str. 50 91052 Erlangen, Federal Republic of Germany
Andreas Duenkel	34 United Kingdom	Head of Performance Controlling of the Medical Solutions Group of Siemens AG since September 2006; Project Manager, Mergers and Acquisitions Division of the Corporate Finance Department of Siemens AG from February 2002 to August 2006.	c/o Siemens AG Henkestr. 127 91052 Erlangen, Federal Republic of Germany
Kenneth R. Meyers	46 United States of America	Vice President, Mergers and Acquisitions of Siemens since 2006; Associate General Counsel of Siemens from 2000 to 2006.	c/o Siemens Corporation 153 East 53rd Street New York, NY 10022

Based solely on the information provided by Siemens and Purchaser, none of the officers and directors of Siemens, Purchaser and their affiliates listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Siemens and Purchaser, none of the officers and directors of Siemens, Purchaser and their affiliates listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Siemens and Purchaser have informed the Company that, to the best of its knowledge, none of the officers and directors of Siemens, Purchaser and their affiliates listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than September 5, 2007, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Dade Behring Board. It is currently not known which of the current directors of the Company will resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock and (ii) 150,000 shares of Company Preferred Stock. As of the close of business on August 1, 2007, there were 80,145,098 shares of Common Stock issued and outstanding and no shares of Company Preferred Stock outstanding. The Dade Behring Board currently consists of eight members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of July 25, 2007.

Name	Age	Position(s)

James W. P. Reid-Anderson	48	Chairman, President and Chief Executive Officer
N. Leigh Anderson, Ph.D.	57	Director
James G. Andress	68	Director
Jeffrey D. Benjamin	45	Director
Alan S. Cooper	48	Director
Beverly A. Huss	47	Director
Richard W. Roedel	57	Director
Samuel K. Skinner	69	Director
John M. Duffey	46	Chief Financial Officer
Dominick M. Quinn	52	Executive Vice President
Mark Wolsey-Paige	45	Executive Vice President
Lance C. Balk	49	Senior Vice President and General Counsel

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Dade Behring.

James W.P. Reid-Anderson was elected to the Dade Behring Board in 2000 and was named Chairman of the Board of Directors in October 2002. Mr. Reid Anderson has served as President and Chief Executive Officer since September 2000. Mr. Reid-Anderson joined the Company in 1996 as Executive Vice President and Chief Financial Officer for Dade Behring Inc. and became Chief Administrative Officer and Chief Financial Officer in September 1997, responsible for all headquarters functions on the merger of Dade Behring and Behring. In April 1999, Mr. Reid-Anderson was promoted to President and Chief Operating Officer. From 1994 to 1996, Mr. Reid-Anderson worked for Wilson Sporting Goods (sporting goods) where he served as Chief Operating Officer and Chief Administrative Officer. In addition, Mr. Reid-Anderson had responsibility for their international unit. He also held financial positions of increasing responsibility at Pepsico, Inc. (food and beverage), Grand Metropolitan PLC (food and beverage) and Mobil Oil Corporation (oil refining), with roles based in Europe, Asia and North America. Mr. Reid-Anderson is a fellow of the Association of Chartered Certified Accountants and holds a degree with honors from the University of Birmingham in England.

N. Leigh Anderson, Ph.D. was appointed as a director on October 3, 2002 and is a member of the Audit Committee. Dr. Anderson is Founder and Chief Executive Officer of the Plasma Proteome Institute, or PPI, in Washington, D.C. (research). Dr. Anderson also consults through Anderson Forschung Group, where he is a Principal. Prior to founding PPI, he was Chief Scientific Officer at Large Scale Biology Corporation, or LSBC, whose proteomics division he founded in 1985 and led as Chief Executive Officer prior to its merger in 1999 with Biosource Technologies, which created the current LSBC. He founded, along with Dr. Norman Anderson, the Molecular Anatomy Program at the Argonne National Laboratory in Chicago where his work in the development of 2 D electrophoresis and molecular database technology earned him, among other distinctions, the American Association for Clinical Chemistry’s Young Investigator Award for 1982 and the 1983 Pittsburgh Analytical Chemistry Award. Dr. Anderson also serves as a director of publicly-held Luna Innovations Incorporated, a manufacturer of molecular technology and sensor products and a provider of contract research and development services.

James G. Andress was appointed as a director on October 3, 2002 and is Chairperson of the Compensation Committee and a member of the Governance Committee. From 1996 through 2000, Mr. Andress served as President and Chief Executive Officer of Warner Chilcott, PLC. Warner Chilcott is a pharmaceutical company that develops prescription drugs in the areas of women’s health care, urology, dermatology and cardiology. He was appointed Chairman of Warner Chilcott, PLC in 1998. Mr. Andress is a director and Chairman of the Audit Committee of publicly-held The Allstate Corporation (property and casualty insurance); a director and Chairman of the Audit Committee of publicly-held Xoma Corporation, a biopharmaceutical development company; and a director and Chairman of the Audit Committee of publicly-held Warner Chilcott Pty. Ltd., a research based pharmaceutical company. Mr. Andress also serves as a director of publicly-held Sepracor Inc., a research based pharmaceutical company.

Beverly A. Huss was appointed as a director on July 28, 2005 and is a member of the Compensation and Governance Committees. Ms. Huss has been President and Chief Executive Officer of Vibrynt, Inc., formerly Exploramed NC3, an early stage medical device company since January 2007. Prior to that Ms. Huss had been employed by Guidant Corporation, a manufacturer of surgical and medical instruments where she had held positions of increasing responsibility since 1986 and most recently was President of the Endovascular Solutions division. Ms Huss was an engineer with Honeywell Inc. (aerospace and defense products and services) from 1984 to 1986 and with Jones and Laughlin Steel, Inc. (steel) from 1982 to 1984. Ms. Huss is Chairman of the Board of the Santa Clara County (California) chapter of the American Heart Association. Ms. Huss holds an M.S. in technology management from Pepperdine University and a B.S. in metallurgical engineering from the University of Illinois.

Richard W. Roedel was appointed as a director on October 3, 2002 and is Chairperson of the Audit Committee. From 1985 through 2000, he was employed by BDO Seidman, LLC in positions ranging from Audit Partner, to his final promotion in 1999 to Chairman and Chief Executive Officer. In October of 2002, he joined the Board of Directors of Take-Two Interactive Software, Inc. (multimedia and graphics software) as Chairman of the Audit Committee and served in several capacities through June 2005, including Chairman and Chief Executive Officer. Mr. Roedel is a director and Chairman of the Audit Committee of publicly-held Brightpoint, Inc., a distributor of wireless devices, accessories and services in the wireless telecommunications and data industry and a director and Chairman of the Audit Committee of publicly-held Luna Innovations Incorporated, a manufacturer of molecular technology and sensor products and a provider of contract research and development services. He is also a director of publicly-held IHS, Inc., a global provider of critical technical information, decision support tools and related services and a director of publicly-held Sealy Corporation, a bedding manufacturer. Mr. Roedel also serves as a director of the Association of Audit Committee Members, Inc., a not-for-profit organization dedicated to strengthening the audit committee by developing best practices. Mr. Roedel holds a B.S. in Accounting and Economics from The Ohio State University and is a Certified Public Accountant.

Samuel K. Skinner was appointed as a director on February 18, 2004 and is a member of the Audit Committee. Mr. Skinner was President and Chief Executive Officer of USFreightways from July 2000 to May 2003 and in addition was Chairman of the Board of USFreightways from January 1, 2003 through May 2003. From October 1998 to July 2000, Mr. Skinner was a partner and Co-Chairman of the law firm of Hopkins & Sutter. From February 1993 to April 1998, he was President and a director of Commonwealth Edison Company and its parent company, Unicom Corporation (energy services). Prior to joining Commonwealth Edison, he served as Chief of Staff to former President George H. Bush. Prior to his White House service, Mr. Skinner served in the President’s cabinet for nearly three years as U.S. Secretary of Transportation. From 1977 to 1989, Mr. Skinner practiced law as a senior partner in the Chicago law firm of Sidley & Austin (now Sidley Austin). From 1984 to 1988, while practicing law full time, he also served as Chairman of the Regional Transportation Authority of Northeastern Illinois and was appointed by President Reagan as Chairman of the President’s Commission on Organized Crime. From 1968 to 1975, Mr. Skinner served in the office of the United States Attorney for the Northern District of Illinois and in 1977 President Ford appointed him United States Attorney, one of the few career prosecutors to ever hold such a position. Mr. Skinner is a director of publicly-held DiamondCluster International Inc., a global provider of management consulting services; Express Scripts, Inc., a provider of pharmacy benefit management services; Midwest Air Group, Inc., a licensed commercial air carrier; and Navigant Consulting, Inc., a provider of financial, litigation, healthcare and energy consulting services. Mr. Skinner also serves as a director of several private companies.

Jeffrey D. Benjamin was appointed as a director on October 3, 2002 and is a member of the Compensation and Governance Committees. Mr. Benjamin has been Senior Adviser to Apollo Management, L.P., a private investment firm, since September 2002. From January 2002 until September 2002, he was Managing Director of Libra Securities LLC, an investment banking firm. Mr. Benjamin is a director of publicly-held Goodman Global, Inc., a manufacturer of heating, ventilating and air conditioning equipment; Exco Resources, Inc., engaged in the development and exploitation of oil and natural gas properties in North America; and Virgin Media Inc., a cable and broadband supplier of communications and entertainment services primarily in the United Kingdom.

Alan S. Cooper was appointed as a director on October 3, 2002 and is Chairperson of the Governance Committee and a member of the Compensation Committee. Since April 1, 2003, Mr. Cooper has been a Managing Partner of Jet Capital Management, a New York based private investment firm specializing in risk arbitrage, capital structure arbitrage and other event driven investing. Prior to such time, Mr. Cooper had been a Principal of Redwood Capital Management hedge fund located in Englewood Cliffs, New Jersey from 2000 to March 2003. Prior to joining Redwood Capital, he served as General Counsel to Dickstein Partners, Inc. from 1992 to 2000 and also as Vice President beginning in 1994.

John M. Duffey was appointed Chief Financial Officer of Dade Behring Holdings, Inc. in September 2001 and is responsible for the global finance function. Mr. Duffey joined the Company in 1995 as Dade Behring Inc. Vice President, Tax. In January 1997, Mr. Duffey was promoted to Corporate Vice President, Financial Services, having responsibility for Shared Services, Tax and Internal Audit. In May 1999, he was promoted to Corporate Vice President and Controller and became Senior Vice President and Controller in January 2001. Prior to joining the Company in 1995, Mr. Duffey worked for the Chicago office of Price Waterhouse (advisory services). Mr. Duffey’s thirteen years at Price Waterhouse included a tour-of-duty in the firm’s Washington D.C. National Office in the Accounting Methods Group. Mr. Duffey is a Certified Public Accountant and holds a B.A. in Accounting from Michigan State University.

Dominick M. Quinn was appointed Executive Vice President of Dade Behring Holdings, Inc. in December 2002. Mr. Quinn is the Chief Operating Officer of Dade Behring Inc., a position to which he was appointed in January 2007. He is responsible for global sales, service, marketing, reagent and consumable manufacturing and logistics. Mr. Quinn joined the Company in July 1998 as Dade Behring Inc. Group President, Biology and became President, EMA in March 1999, responsible for all commercial operations within Europe, the Middle East and Africa. In October 2000, he was promoted to President, International, responsible for all commercial operations outside of the U.S. and Canada. In January of 2002, he was promoted to President, Global Customer Management. Prior to joining the Company in 1998, Mr. Quinn worked as Global President, Hospital Business, for Mallinckrodt Medical, based in Hennef (Germany), a medical device company. Prior to joining Mallinckrodt Medical in 1982, Mr. Quinn was Controller for Abbott Laboratories’ operations in Ireland. Mr. Quinn earned a Bachelor of Science degree in economics from Cork University in Ireland in 1976. He continued his studies to become a Chartered Management Accountant, and was subsequently awarded a fellowship of the Institute of Chartered Management Accountants (F.C.M.A.).

Mark Wolsey-Paige was named Executive Vice President of Dade Behring Holdings, Inc. in December 2002. Mr. Wolsey-Paige is the Chief Strategy and Technology Officer of Dade Behring Inc., a position to which he was appointed in January 2007. He is responsible for the global research and development, business development, strategic planning, market research, supply chain management and instrument manufacturing. Mr. Wolsey-Paige was part of the team that formed Dade Behring Inc. through the acquisition of the diagnostic business of Baxter International Inc. in 1994. After the duPont Diagnostics acquisition, Mr. Wolsey-Paige was responsible for marketing and new product development of all chemistry product lines, including Dimension®. In May 2000, Mr. Wolsey-Paige became Senior Vice President, Strategy and Business Development. In December of that year, he also became responsible for legal and corporate research and development. In 2002 Mr. Wolsey-Paige led Dade Behring’s marketing function. Mr. Wolsey-Paige was promoted to Senior Vice President, Strategy and Technology for Dade Behring Inc. on January 1, 2003. Prior to joining the Company, Mr. Wolsey-Paige was a consultant at Bain & Company in Boston. Mr. Wolsey-Paige holds a M.B.A. from Harvard University and a B.S.B.A. from Washington University.

Lance C. Balk was appointed Senior Vice President and General Counsel of Dade Behring Holdings, Inc. in May 2006. Mr. Balk is responsible for all global legal activities. Previously, Mr. Balk worked for Kirkland & Ellis LLP where he was a partner and one of the founders of the firm’s New York office. He was involved in the firm’s private equity practice, with his primary focus on mergers, acquisitions and securities law matters. Mr. Balk holds a juris doctorate and a master’s degree in business administration from the University of Chicago and a bachelor’s degree in philosophy from Northwestern University. Mr. Balk is a director of publicly held Belden Inc., a manufacturer of cables and wires.

CORPORATE GOVERNANCE AND DIRECTOR-RELATED MATTERS

Dade Behring Board Structure and Committee Composition

As of the date of this Information Statement, the Dade Behring Board has eight directors. Committees of the Dade Behring Board include: an Audit Committee (the “Audit Committee”), a Compensation Committee, and a Corporate Governance Committee (the “Governance Committee” and, together with the Audit Committee and the Compensation Committee, the “Committees”), which also serves as the nominating committee. The Board has adopted a written charter for each of the Committees. Copies of the Committee charters and the Governance Manual adopted by the Board are available under the Corporate Governance heading on the Investor Relations Section of our Web site at www.DadeBehring.com. The membership during the last fiscal year and the function of each of the Committees are described below.

Nominating and
Name of Director	Audit	Compensation	Corporate Governance

Richard W. Roedel	Chairman
N. Leigh Anderson, Ph.D.	Member
Samuel K. Skinner	Member
James G. Andress		Chairman	Member
Jeffrey D. Benjamin		Member	Member
Alan S. Cooper		Member	Chairman
Beverly A. Huss		Member	Member

During fiscal year 2006, the Dade Behring Board held seven meetings, including two telephonic meetings. Each director attended or participated in at least 82% or more of the total number of meetings of the Board and of the Committees on which he or she served during the year. During fiscal year 2006, the Audit Committee held ten meetings, the Compensation Committee held numerous meetings and the Nominating and Corporate Governance Committee held five meetings. Our policy on director attendance at annual meetings calls for directors to attend the Annual Meeting of Shareholders in the absence of a scheduling conflict or other valid reason. Except for Mr. Skinner, all of the directors then in office attended Dade Behring’s 2006 Annual Meeting of Shareholders held on May 24, 2006.

Executive sessions of non-management directors are generally held incident to regular Board meetings. The non-management directors have not designated a lead director; instead, executive sessions are led by the Committee chair or other director proposing the agenda item. Any non-management director can propose agenda items or request that an additional executive session be scheduled.

Independence

The Board has determined that each of the seven non-management directors, including all members of the Audit, Compensation and Governance Committees are “independent” as defined by applicable listing standards of The Nasdaq Stock Market currently in effect and approved by the Securities and Exchange Commission (the “SEC”), and all applicable rules and regulations of the SEC, and that each is an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended and a non-employee director for purposes of SEC Rule 16b-3.

Financial Expertise

The Board has determined that two members of the Audit Committee, Richard W. Roedel and Samuel K. Skinner, possess the attributes to be considered financially sophisticated for purposes of applicable Nasdaq Marketplace Rules and that Richard W. Roedel is an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications and independence, the performance of our internal audit function and the work of our independent registered public accounting firm, and risk assessment and risk management. Among other things, the Audit Committee: prepares the Audit Committee report for inclusion in this Information Statement; annually reviews the Audit Committee charter and the Committee’s performance; appoints, evaluates and determines the compensation of the independent registered public accounting firm; reviews the scope of the annual audit, the audit fee and the financial statements; pre-approves all audit and permissible non-audit services to be provided by our independent registered public accounting firm; reviews Dade Behring’s disclosure controls and procedures, including internal control over financial reporting, information security policies, the internal audit function, and corporate policies with respect to financial information; establishes procedures for the receipt, retention and treatment of complaints to Dade Behring regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of accounting or auditing concerns; oversees investigations into complaints concerning financial matters; approves any related party transactions; and reviews other risks that may have a significant impact on the Company’s financial statements. The Audit Committee works closely with management as well as our independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receives appropriate funding from Dade Behring for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2006 including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements. The Audit Committee reviewed with representatives of the Company’s independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61, Codification of Statements on Auditing Standards, AU Section 380), SAS 99 (Consideration of Fraud in a Financial Statement Audit) and applicable Securities and Exchange Commission rules. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the representatives of the independent registered public accounting firm, the independence of that firm and its representatives from management and the Company. The Audit Committee has also considered the compatibility of the provision of permissible non-audit services with such firm’s independence.

The Audit Committee discussed with the Company’s internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and representatives of the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal control over financial reporting, and the overall quality of the Company’s financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Policies and Procedures with Respect to Related Party Transactions

The Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions. A related party transaction includes any transaction, arrangement or relationship in which the Company is a participant and in which any director, officer, other employee or affiliated party, either alone or in combination with other such persons, has or will have a direct or indirect interest.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Standards of Business Conduct. Under the Standards of Business Conduct, directors, officers and all other employees are expected to avoid any relationship or activity that would cause a conflict of interest. The Standards of Business Conduct require prompt disclose any potential or actual conflict of interest Directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests. Related party transactions, if any, will be disclosed in our filings with the Securities and Exchange Commission as required under SEC rules.

Compensation Committee

Principal responsibilities of the Compensation Committee, as outlined in its charter, are to review, determine and approve overall compensation policy and programs including base salary, short-term and long-term incentive awards and benefits for the Chief Executive Officer and senior management. The Committee reviews, may adjust and approves each element of compensation that the Chief Executive Officer recommends for members of senior management, (which in this Information Statement means all executives reporting directly to the Chief Executive Officer including the Chief Financial Officer and the three additional executive officers named in the Summary Compensation Table which appears herein). Other responsibilities are to approve all senior management and the Chief Executive Officer compensation related contracts, including severance agreements, to review and evaluate the performance of the Chief Executive Officer, review performance assessments of senior management prepared by the Chief Executive Officer, and to review the Company’s management succession plan and management development recommendations. The Compensation Committee charter does not specifically provide for any delegation of Compensation Committee responsibilities.

The agenda for meetings of the Compensation Committee is determined by its Chairperson. The Company’s internal compensation staff generally supports the efforts of the Committee. The Chief Executive Officer annually provides the Compensation Committee with an evaluation of the competency and performance of each member of senior management. The Chief Executive Officer recommends salary adjustments, annual cash incentive bonus and long term equity award amounts for senior management based on company and individual performance, market analysis as well as internal equity. The Compensation Committee can then exercise its discretion to modify or recommend adjustments to compensation amounts recommended for those executives. The Chief Executive Officer participates in portions of the Compensation Committee’s meetings and regularly reports to the Compensation Committee on progress made against stated objectives as well as the current impact to his direct reports of the compensation programs and policies adopted by the Compensation Committee. At each meeting the Compensation Committee meets in executive session. The Committee reports its activities to the full Board. The Compensation Committee has the authority and access to resources under its charter to engage outside advisors and has retained Deloitte Consulting LLP to advise the Committee on compensation related matters. The Compensation Committee reviews the total fees paid to Deloitte Consulting LLP and its affiliates in all engagements with the Company in making its determination that consultants may be viewed as independent and objective when rendering compensation related advice to the Compensation Committee. The Compensation Committee reviews its charter annually.

Corporate Governance Committee

The Governance Committee performs the following functions: identifies individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the organization of the Board to discharge the Board’s duties and responsibilities properly and efficiently; and identifies best practices and recommends corporate governance principles, including giving proper attention and making effective responses to shareholder concerns regarding corporate governance. Other specific duties and responsibilities of the Governance Committee include: annually assessing the size, composition and compensation of the Board; developing Board membership qualifications; defining specific criteria for director independence; monitoring compliance with Board and Board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and the Board in recruiting new members to the Board; annually, and together with the Chairman of the Compensation Committee, evaluating the performance of the Chairman of the Board and Chief Executive Officer (“CEO”) and presenting the results of the review to the Board and to the Chairman and CEO; reviewing and recommending proposed changes to Dade Behring’s charter and bylaws and Board committee charters; assessing periodically and recommending action with respect to shareholder rights plans or other shareholder protections; recommending Board committee assignments; reviewing and approving any employee director standing for election for outside for-profit boards of directors; reviewing governance related shareholder proposals and recommending Board responses; overseeing the evaluation of the Board and management; conducting a preliminary review of director independence and the financial literacy and expertise of Audit Committee members.

Consideration of Director Nominees

Stockholder Nominees.  The policy of the Governance Committee is to consider properly submitted shareholder nominations for candidates for membership on the Board. Recommendations by shareholders for director nominees should be forwarded to the Corporate Secretary at our principal executive offices and should identify the nominee by name and provide detailed information concerning his or her qualifications. The Company’s bylaws require that shareholders give advance notice and furnish certain information to the Company in order to nominate a person for election as a director.

Director Qualifications.  The Dade Behring Corporate Governance Manual contains Board membership criteria that the Governance Committee applies to recommended nominees for a position on our Board. Under these criteria, members of the Board should have the highest professional and personal ethics and values, consistent with longstanding Dade Behring values and operating principles. Candidates for director should have demonstrated management ability at high levels in successful organizations. They should have expertise germane to Dade Behring’s operations in a global setting and to provide insight and practical wisdom based on experience. They should have sufficient time to carry out their obligations as a director and limit their service on other boards to a number that permits them, given their individual circumstances, to perform responsibly all director duties. They should be committed to enhancing shareholder value. Each director must represent the interests of all shareholders.

Identifying and Evaluating Nominees for Directors.  The Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Governance Committee considers potential candidates for director from various sources. Candidates may come to the attention of the Governance Committee through current Board members, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Governance Committee, and may be considered at any point during the year.

Communications with the Dade Behring Board

In order to provide security holders and other interested parties with a direct and open line of communication, the Board has adopted the following procedures for communications to directors.

Shareholders and other interested persons may communicate with the Chairs or other members of our Audit, Compensation and Governance Committees by using the following e-mail addresses: Audit Committee (auditchair@DadeBehring.com), Compensation Committee (compchair@DadeBehring.com) and Governance Committee (govchair@DadeBehring.com).

Director Compensation for 2006

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Board. The Governance Committee administers director compensation. During fiscal year 2006, the Governance Committee conducted a review of its director compensation practices and the amount of compensation provided to non-employee directors. Deloitte Consulting LLP was retained to assist and advise the Governance Committee concerning current director compensation practices and to provide comparative data summarizing the elements of compensation employed and the amounts of compensation currently being provided to independent non-employee directors. The comparative information presented by the consultant was drawn from similar sources as the executive compensation data described under the heading Compensation Process of this Information Statement. On July 27, 2006, following consideration of the comparative market data and reports presented by the consultant, the Governance Committee approved prospective changes to the annual cash retainers paid to committee chairpersons and Audit Committee members and changes to the terms of equity grants to be provided to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors. The Governance Committee also reviewed and determined to maintain the non-employee director share ownership requirement at its current level. Within five years after joining the Board, each non-employee director is required to directly own shares or share units of the Company’s common stock with an aggregate value of at least five times the annual cash retainer.

Cash Compensation Paid to Board Members

For the fiscal year ended December 31, 2006, non-employee directors each received an annual cash retainer of $55,000. Effective October 2006, the annual retainer paid to the Audit Committee chair was increased to $25,000 from $20,000; and the annual retainer paid to the other Audit Committee members, the Compensation Committee chair and the Governance Committee chair was increased to $7,500 from $5,000. Retainers are paid in quarterly installments in advance. Non-employee directors are included as participants under the Company’s business travel and accident insurance plan and are reimbursed for travel, lodging and other expenses incurred incident to their service as directors.

Non-employee directors may defer receipt of some or all of the retainer amounts otherwise payable to them and invest the deferred amounts in common stock units under the Dade Behring Nonemployee Directors’ Deferred Stock Compensation Plan. Common stock units accumulated under the Plan accrue dividend equivalents which are invested in additional common stock units. Non-employee directors are fully vested in their deferred common stock unit account balances.

Equity Compensation for Directors

Non-employee directors are also entitled to participate in the Dade Behring 2004 Incentive Compensation Plan. Current non-employee director compensation policy provides for formula grants of restricted stock unit awards and nonqualified stock options to non-employee directors.

Restricted Stock Unit Awards

Currently non-employee directors become eligible for annual restricted stock unit awards equal to the value of $95,000 on the October 3rd following completion of three years of service as a director and each year thereafter. Awards are made on the seventh business day following the Company’s release of fiscal third quarter operating results and each year thereafter. The number of restricted stock units awarded is determined annually by dividing $95,000 by the average closing price of Dade Behring common stock on the third, fourth and fifth business days following the third quarter earnings release. The restricted stock units vest on the first anniversary of the grant date. Before the July 27, 2006 compensation adjustments, the restricted stock unit award value of $65,000 vested in equal installments on the first, second and third anniversary of the grant date. Prior to receiving a restricted stock unit award, eligible directors may elect to defer the settlement of vested stock units beyond the vesting date. Following the vesting date, deferred common stock units accrue dividend equivalents which are invested in additional common stock units. Upon making a deferral election, the director may chose to receive the future distribution in shares of Company common stock equal to the number of whole stock units accumulated, in either a lump sum or in equal annual installments over a period not to exceed five years.

Annual retainer amounts and restricted stock unit awards deferred under Dade Behring’s Nonemployee Directors’ Stock Compensation Plan and 2004 Incentive Compensation Plan respectively are generally distributed following termination of such individual’s service as a director of the Company.

Stock Option Awards

Each non-employee director upon first being appointed or elected a director receives nonqualified stock options equal to a value (based on Black-Scholes or binomial model) of $250,000 on the date of grant. The stock options are granted with market value exercise prices under the Dade Behring 2004 Incentive Compensation Plan and vest in equal annual installments on the first, second and third anniversary of the grant date.

Restricted stock unit awards and stock option awards granted to non-employee directors provide for accelerated vesting in the event of a change in control as defined in the Dade Behring 2004 Incentive Compensation Plan.

Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2006.

DIRECTOR COMPENSATION FOR 2006

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
					Change in
					Pension
					Value and
	Fees				Nonqualified
	Earned			Non-Equity	Deferred
	or Paid		Option	Incentive Plan	Compensation	All Other
	in Cash	Stock Awards	Awards	Compensation	Earnings	Compensation	Total
Name(1)	($)(2)	($)(3)	($)(4)	($)	($)	($)	($)

N. Leigh Anderson, Ph.D.	$60,625	$37,608	-0-	N/A	-0-	-0-	$98,233
James G. Andress	$60,625	$37,608	-0-	N/A	-0-	-0-	$98,233
Jeffrey D. Benjamin	$55,000	$37,608	-0-	N/A	-0-	-0-	$93,608
Alan S. Cooper	$60,625	$37,608	-0-	N/A	-0-	-0-	$98,233
Beverly A. Huss	$55,000	-0-	$63,000	N/A	-0-	-0-	$118,000
Richard W. Roedel	$76,250	$37,608	-0-	N/A	-0-	-0-	$113,858
Samuel K. Skinner	$60,625	-0-	-0-	N/A	-0-	-0-	$60,625

(1)	James W.P. Reid-Anderson, the Company’s Chairman and Chief Executive Officer is not included in this table as he is an employee of the Company and thus receives no compensation for his services as a director.

(2)	Represents the aggregate annual retainer, committee chair retainer and audit committee member retainer amounts. Includes the following amounts deferred under the Nonemployee Directors’ Deferred Stock Compensation Plan for investment in deferred common stock units: (1) $55,000 for Jeffrey D. Benjamin, (2) $57,186 for Richard W. Roedel, (3) $60,625 for each of James G. Andress and Alan S. Cooper. The aggregate number of deferred stock units resulting from deferral of fees, including additional stock units accumulated as a result of reinvestment of dividend equivalents for non-employee directors at December 31, 2006 is as follows: (1) 8,115 units Jeffrey D. Benjamin, (2) 5,981 units for Richard W. Roedel and (3) 8,980 units and for each of James G. Andress and Alan S. Cooper.

(3)	Represents the compensation expense, without any reduction for risk of forfeiture, of deferred restricted stock unit awards for financial reporting purposes for the year under FAS 123R, rather than the amount paid to or realized by the respective non-employee director. The FAS 123R value as of the date of grant for the awards is spread over the number of months of service for the grant to become non-forfeitable. In addition, ratable amounts expensed for deferred restricted stock unit awards that were granted in 2005 are included. On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment”. See footnote 3 to the Summary Compensation Table below for additional disclosure concerning the adoption of SFAS No. 123R and Share-Based Payments. At December 31, 2006, each of N. Leigh Anderson Ph.D., James G. Andress, Jeffrey D. Benjamin, Alan S. Cooper and Richard W. Roedel held 3,810 deferred restricted stock units and each of James G. Andress, Jeffrey D. Benjamin, Alan S. Cooper and Richard W. Roedel held 603 deferred stock units upon which forfeiture restrictions have lapsed.

(4)	Represents the compensation expense without any reduction for risk of forfeiture, for financial reporting purposes for the year under FAS 123R, rather than the amount paid to or realized by the respective non-employee director. The FAS 123R value as of the date of grant for the awards is spread over the number of months of service for the grant to become non-forfeitable. On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment”. See footnote 3 to the Summary Compensation Table below for additional disclosure concerning the adoption of SFAS No. 123R and Share-Based Payments. The aggregate number of vested and non-vested stock options held by non-employee directors at December 31, 2006 is as follows: (1) 31,000 options by N. Leigh Anderson, (2) 16,800 options by Beverly A. Huss, (3) 20,000 options by Richard W. Roedel, (4) 50,000 options by each of James G. Andress, Jeffrey D. Benjamin, Alan S. Cooper and Samuel K. Skinner. Except for 11,200 stock options held by Beverly A. Huss, all of such stock options are vested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

As of August 6, 2007, information available from outside sources indicated that the following shareholders were beneficial holders of more than five percent of the outstanding shares of the Company’s common stock. The information below is as reported in their filings with the Securities and Exchange Commission. The Company is not aware of any other beneficial owner of more than five percent of the Company’s common stock.

		Percentage
	Number of Shares	Beneficially
Name of Beneficial Owner	Beneficially Owned	Owned(4)

Janus Capital Management LLC(1)	9,194,983	11.47%
Morgan Stanley(2)	7,147,994	8.92%
JGD Management Corp(3)	5,494,000	6.85%

(1)	This information is based on the Schedule 13G filed with the SEC on February 14, 2007. Includes 5,636,923 shares held by Janus Orion Fund for which the beneficial owner reports having sole voting and dispositive power. Includes 3,558,060 shares held in managed accounts for which the reporting person may be deemed to be the beneficial owner with sole voting and dispositive power. Janus Capital Management LLC is not entitled to dividends or proceeds of sale with respect to the managed shares and disclaims any beneficial ownership associated with such rights. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(2)	This information is based on the Schedule 13G filed with the SEC on February 14, 2007. The beneficial owner reports having sole dispositive power over 7,147,994 shares. Includes 6,976,741 shares for which the beneficial owner reports having sole voting power and 4,001 shares for which the beneficial owner reports having shared voting power. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036.

(3)	This information is based on the Schedule 13G filed with the SEC on February 14, 2007. The beneficial owner reports having sole voting and dispositive power over all of such shares. The address of JGD Management Corp. is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York 10153.

(4)	Calculations are based on a total of 80,145,098 shares of common stock outstanding as of August 1, 2007.

Security Ownership of Executive Officers and Directors

The following table contains certain information regarding the beneficial ownership of our common stock as of August 6, 2007 by each member of our Board of Directors, each of our named executive officers and all directors and executive officers as a group.

		Percentage
	Number of Shares	Beneficially
Name of Beneficial Owner(1)	Beneficially Owned(2)(3)	Owned

James W.P. Reid-Anderson	906,002	1.13%
John M. Duffey	376,696	0.47%
Dominick M. Quinn	472,360	0.59%
Mark Wolsey-Paige	245,000	0.31%
Lance C. Balk	35,332	0.04%
N. Leigh Anderson, Ph.D.	27,906	0.03%
James G. Andress	73,247	0.09%
Jeffrey D. Benjamin	110,255	0.14%
Alan S. Cooper(4)	186,247	0.23%
Beverly A. Huss	15,200	0.02%
Richard W. Roedel	23,634	0.03%
Samuel K. Skinner	50,521	0.06%
All executive officer and directors as a group (12 persons)	2,522,400	3.15%

(1)	The business address of the each person named in the table above is c/o Dade Behring Holdings, Inc., 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

(2)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (1) the power to vote, or direct the voting of, such security or (2) investing power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of August 6, 2007. Except as otherwise noted, the persons and entities listed on this table have sole voting and investment power with respect to all of the shares of common stock owned by them. Calculations are based on a total of 80,154,098 shares of common stock outstanding as of August 1, 2007.

(3)	Includes the following number of shares of common stock issuable upon exercise of options exercisable within 60 days of August 6, 2007: (1) 400,000 shares by James W.P. Reid Anderson, (2) 292,696 shares by John M. Duffey, (3) 387,192 shares by Dominick M. Quinn, (4) 150,000 shares by Mark Wolsey Paige, (5) 26,666 shares by Lance C. Balk, (6) 22,700 shares by N. Leigh Anderson, Ph.D., (7) 11,200 shares by Beverly A. Huss, (8) 20,000 shares by Richard W. Roedel and (9) 50,000 shares by each of James G. Andress, Jeffrey D. Benjamin, Alan S. Cooper and Samuel K. Skinner. Includes the following number of shares of common stock issuable under the Dade Behring Non-employee Directors’ Deferred Stock Compensation Plan within 60 days of termination of service with our Company as a director: (1) 9,049 shares by Mr. Benjamin, (2) 521 shares by Mr. Skinner and (3) 10,041 shares by each of Mr. Andress and Mr. Cooper. Includes the following number of restricted stock units distributable in shares of common stock issuable under the Dade Behring 2004 Incentive Compensation Plan within 60 days of termination of service with the Company as a director: (1) 603 shares for N. Leigh Anderson Ph.D and (2) 1208 shares for each of James G. Andress, Jeffrey D. Benjamin, Alan S. Cooper and Richard W. Roedel.

(4)	Includes 125,000 shares held by Jet Capital Management L.L.C. of which Alan S. Cooper is a managing director. Mr. Cooper disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) provides a summary of the key objectives and material elements of compensation for Dade Behring’s named executive officers listed in the Summary Compensation Table set forth below. This CD&A should be read in conjunction with the following tables, which follow the CD&A in this Information Statement:

Summary Compensation Table
Grants of Plan-Based Awards Table
Outstanding Equity Awards Table
Option Exercises and Stock Vested Table
Pension Benefits Table
Nonqualified Deferred Compensation Table

Compensation Philosophy

The Company’s executive compensation philosophy is to provide competitive compensation and benefit programs to attract, retain and reward executive management. The guiding principles are to provide strong financial incentives for outstanding performance, to ensure internal and external equity of the executive compensation arrangements at reasonable cost to the shareholders, to reward and recognize significant performance, and ultimately to optimize the value of the shareholders’ investment and the continued success of the Company. The executive compensation programs are consistent with a pay for performance philosophy, in that a substantial portion of the total direct compensation is variable and based on Company as well as individual performance.

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following principles:

Compensation should be related to performance.  The Company believes that a significant portion of a senior executive’s compensation should be tied not only to individual performance, but also to the performance of the executive’s area of responsibility and to overall Company performance, measured against both financial and non-financial goals and objectives. The Company also considers Dade Behring’s performance compared to the industry peer group as a means to ensure that we consistently deliver shareholder value. During periods when performance meets or exceeds the targeted performance levels or objectives, senior executives should be paid at or above targeted levels, respectively. When the Company’s performance does not meet targeted performance levels or objectives, incentive award payments, if any, should be less than the targeted levels.

Incentive compensation should represent a large portion of an executive’s total compensation.  The Company attempts to award the majority of compensation in incentive based pay, such as short-term and long-term incentives, which are calculated and paid based primarily on financial measures related to Company performance, such as profitability and shareholder value creation. Executives have the incentive of increasing Company profitability and shareholder return in order to earn the major portion of their compensation. The majority of each senior executive’s total compensation is at risk and contingent on achieving individual objectives and driving the Company’s financial success.

Compensation levels should be competitive.  The Compensation Committee reviews and evaluates external compensation data provided by the compensation consultant to ensure that the compensation program is competitive. The compensation review is conducted for each member of senior management on an annual basis. The review, which is based on competitive information from published survey and proxy data, is focused on each of the following components of compensation: base salary, target annual incentive, total cash compensation and equity based long term incentives. We believe that a competitive compensation program will enhance our ability to attract and retain senior executives.

Incentive compensation should balance short and long-term performance. The Compensation Committee seeks to structure a balance between achieving strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, executives annually receive both short and long-term incentives. Incentive based cash awards tied to annual financial measures drive and reward performance for achieving nearer term objectives, while equity based compensation creates a focus on long-term shareholder value creation and aligns the interest of executives with those of investors.

Compensation Process

The Company competes with many larger companies for top executive talent. In order to attract, retain and reward top executive talent, the Compensation Committee generally sets the target level of total cash compensation for executives at or above the 75th percentile of competitive practice, with provisions for paying above the 75th percentile when challenging targets are overachieved. The annual incentive portion of the total cash compensation program is based on a sliding scale: when the targets are not achieved, total cash compensation will be substantially reduced. See the discussion of Annual Cash Incentive Bonus below for a description of the fiscal year 2007 changes to the criteria used to measure executive performance. The Company’s long term incentive strategy is generally targeted at or above the 75th percentile; therefore, the total direct compensation is also targeted at or above the 75th percentile.

The Compensation Committee conducts an annual review of the total compensation of the Chief Executive Officer and senior management to assess the competitiveness of the Company’s total compensation program. The Committee believes that the direct competitors for executive leadership and experience are not necessarily only the companies that are included in the peer group established to compare shareholder returns. Therefore, the Committee also reviews compensation data for executives at companies outside of the companies in the peer group index referenced in the Company’s Annual Report.

Establishment of Peer Group

The Company had been using the same industry peer group to evaluate competitive pay levels and practices for the past four years. As a result of merger and acquisition activity among the peer companies, in July 2006, the Committee and Management decided to re-evaluate the composition of the peer group and modify the peer group as appropriate. Accordingly, the Compensation Committee reviewed a list of twenty potential peer group companies from the S&P 500 and S&P Mid-cap Healthcare Equipment indices. Based on industry, business description, revenue and market capitalization, companies with much bigger or much smaller scope were eliminated. Five additional companies in the same or related industry with comparable size and scope were added to the peer group while one company was eliminated. As a result of the changes in the composition of the industry peer group companies, the revised industry peer group is now made up of the following eleven companies (the “Peer Group”): Becton, Dickinson and Company, Beckman Coulter Inc., Biomet Inc., C. R. Bard Inc., St. Jude Medical Inc., Zimmer Holding Inc., Stryker Corporation, Hospira, Inc., Varian Medical Systems Inc., Invitrogen Corporation and Edwards Lifesciences Corporation.

Determination of Compensation and Benchmarking

The Compensation Committee works with its outside advisor (currently Deloitte Consulting LLP) to annually evaluate pay levels for Dade Behring’s senior executives. In the assessment of compensation, the Compensation Committee evaluates base salary, target annual incentives, total cash compensation, long-term incentive opportunity and total direct compensation.

Competitive compensation data is based on published survey data from similarly sized companies in general industry and the medical equipment and supplies industry. The published survey data is based on current data from the following third party executive compensation resources: Towers Perrin Executive Compensation Data Base, Hewitt TCM Executive Cash Compensation by Industry and Watson Wyatt Survey of Top Management Compensation. To supplement the published survey data, for select executives, the Compensation Committee also evaluated proxy data for executives at the Peer Group companies. In addition, the Compensation Committee also evaluated proxy data for executives of approximately twenty Chicago-based companies with revenues ranging from $1.5 billion to $9.0 billion and market capitalizations ranging from $2.5 billion to $20.0 billion, since the Company’s headquarters is located in the Chicago area. The Compensation Committee used the compensation and performance data from the industry Peer Group, general industry comparable companies and the Chicago-based comparable companies to determine the competitive total compensation structure for the Chief Executive Officer and in evaluating and approving the competitive total compensation structure proposed for senior management.

Internal Controls Related to the Compensation Program

Beginning in 2005, the Compensation Committee instituted a mid-year internal audit process to test and measure the adequacy of the Company’s internal controls regarding the implementation and administration of executive compensation. The most recent audit was completed by the Company’s Corporate Audit and Advisory Services (CAAS) group in July of 2006. The Compensation Committee reviewed the results of the 2006 mid-year audit of executive compensation and the CAAS audit report that concluded that the administration of executive compensation programs and practices was, in all material respects, in compliance with Company compensation and payment policies and that all executive compensation was properly paid.

Tally Sheets for Senior Management

In 2006, the Compensation Committee used tally sheets to review executive compensation for eight senior executives, including the Chief Executive Officer. The purpose of the tally sheet is to quantify in tabular form salary, incentive cash compensation, equity incentive awards, benefits and perquisites, and other elements of an executive’s compensation arrangement. The tally sheet shows values for equity awarded in prior years and paid, equity awarded in prior years and retained, and shares of stock owned. The tally sheet also shows amounts that would be payable under different severance scenarios including voluntary termination, involuntary termination, and a termination in connection with a change in control. An example of a tally sheet for the Chief Executive Officer was reviewed by the Compensation Committee at the May 2006 meeting. The Compensation Committee reviewed and discussed the tally sheet concept as well as the tally sheet format, offering suggested additions to the format. At the July 2006 meeting, the Compensation Committee reviewed the revised tally sheet for the Chief Executive Officer, approved the format and specified that tally sheets be prepared for all members of senior management. The tally sheets for the Chief Executive Officer and senior management were then reviewed at the October 2006 meeting. The Compensation Committee determined that tally sheets will be reviewed annually at its February meeting. The Compensation Committee believes that the annual review will provide a comprehensive view of executive compensation prior to making executive compensation decisions.

Elements of Compensation

Dade Behring’s total direct compensation consists of salary, annual cash incentive bonus and long term equity-based incentive awards. Salary is generally service based compensation while annual cash incentive bonus and long term incentives are considered to be performance-based compensation.

Salary

Salary reflects the position and responsibility of the executive. Generally, salary increases with knowledge and skill levels considered essential for the position, experience and responsibility. The Compensation Committee annually determines the salary adjustment for the Chief Executive Officer and reviews the salary adjustment proposed for each member of senior management. Salary adjustments for the Chief Executive Officer and senior management are generally based on the Compensation Committee’s assessment of a number of factors, including job scope, the level of responsibility associated with the position and if there have been any changes, individual contribution toward Company financial goals and non-financial objectives, demonstrated performance delivered by Company functions for which a senior executive has direct responsibility, internal equity and competitive compensation levels provided to executives with similar responsibilities at peer or general industry companies. In setting salary levels and making salary adjustments the Compensation Committee makes an assessment of future benefit to the Company of retaining individual senior executives as part of the Company’s executive leadership team. The Compensation Committee also considers the Chief Executive Officer’s assessment of performance in its evaluation of the salary adjustment proposed for each member of senior management. As part of the Committee’s internal process for setting compensation levels that are both competitive and responsive to the committee’s retention goals, the Compensation Committee confers with and considers competitive salary data furnished by the Compensation Committee’s outside advisor Deloitte Consulting LLP. The Compensation Committee does make senior management salary changes other than through the annual review process incident to promotions, other significant changes in responsibilities or in recognition of exceptional achievement. In December 2006, the Compensation Committee approved base salary increases for Mr. Quinn and for Mr. Wolsey-Paige. The salary increases have been effective since January 2007 when Mr. Quinn and Mr. Wolsey Paige assumed additional responsibilities as Chief Operating Officer and Chief Strategy and Technology Officer, respectively, for Dade Behring Inc.

Annual Cash Incentive Bonus

The purpose of the annual cash incentive program is to provide short-term annual incentive compensation in the form of cash bonuses to key employees, including senior management, in a form aligning financial reward to factors that relate to increases in Dade Behring’s shareholder value.

The Compensation Committee firmly believes that a greater percent of total direct compensation should be tied to Company financial performance as well as individual performance, as individual position and responsibility increases. Therefore, the individual target bonus percent and the variable portion of total direct compensation increases as the position and responsibility of the individual increases. Theoretically, the portion of the pay at risk is greater for senior executives than individuals at lower level position and with lesser responsibility.

Under the annual incentive program, short-term financial objectives are reviewed and approved annually by the Compensation Committee at levels which generally represent improvement over prior years’ result in terms of the financial measures. The financial objectives approved by the Compensation Committee for fiscal year 2006 provided specific targets for earnings per share, cash flow, EBITDA and revenue growth, with earnings per share replacing net income as one of the financial measures in 2006. The weightings of the four financial measures for 2006 were 50% for earnings per share, 20% for cash flow, 20% for EBITDA and 10% for revenue growth. The Compensation Committee believed that the four financial measures identified correlate with the Company’s overall strategy and are aligned with the interests of the shareholders. Also, these measures are valued by external analysts and investors based on the Company’s discussions with these constituents.

The annual incentive program for the five named executive officers will be fully funded only if the thresholds of all four financial measures are met. These financial measures are determined independent of each other. That is, funding for one objective may be earned and paid while the others may not, if the minimum thresholds for each measure are not achieved. The target performance for each of the financial measures is set at a level that exceeds past achievements and is not expected to be attained without significantly improved performance. If the performance is less than the target level, the payout will be reduced. If the performance is below the minimum threshold, there will be no payout. If performance exceeds the minimum threshold, the payout will be increased. The maximum total funding of the annual incentive program for the five named executive officers based on Company financial results was capped at $3 million for Mr. Reid-Anderson, 1.2 million Euros for Mr. Quinn and $1.2 million for each of the other three executives for 2006. Individual awards are based 60% on Company financial results (the four financial measures mentioned above) and 40% on individual performance. Each executive undertakes individual performance goals which may include both financial and non-financial objectives. The individual performance goals emphasize improvement in metrics within the control of each executive and which complement overall Company objectives. Each executive is given a target bonus expressed as a percentage of base salary. The target bonus for the Chief Executive Officer is determined by the Compensation Committee based on the executive compensation analysis conducted by Deloitte Consulting LLP. The target bonus for the Chief Executive Officer in 2006 was 120% of his annual base salary. Bonus targets for the other named executive officers were 75% of annual base salary and were determined by the Compensation Committee after considering the recommendation from the Chief Executive Officer and competitive data presented by Deloitte Consulting LLP. Actual bonus payments are determined by comparing the extent to which financial performance during each measuring period has met or exceeded the financial objectives and the extent to which the executive’s performance has met or exceeded his or her individual performance goals.

For fiscal year 2006, the Company overachieved a majority of the Company financial targets established under the annual incentive program. Awards to the Chief Executive Officer and the other named executive officers were based on the financial performance of the Company and the performance of the individuals as described above. Discretionary bonuses may sometimes be paid for exceptional individual performance and contribution.

In December of 2006, the Compensation Committee approved the annual incentive program for 2007. The Compensation Committee kept the plan structure generally consistent with the 2006 annual incentive program for continuity and simplicity, and because the performance measures were still aligned with the Company’s objectives. The Compensation Committee believes that an understanding of the program by participants will enhance the drive for results. Slight adjustments to the financial measures used and the weighting of those measures were made for 2007 compared to 2006 to ensure that the financial measures correlate with the Company’s strategy and are aligned with shareholders interests. For the 2007 plan, earnings per share continues to be the primary financial measure with 60% weighting, return on invested capital (ROIC) replaces EBITDA with 15% weighting, while cash flow with 15% weighting and revenue growth with 10% weighting remain the other financial measures.

The Compensation Committee annually identifies financial measures used to define Company performance and applies the same financial measures in the Company’s annual cash incentive compensation program to measure and reward executive performance. The financial measures currently being used by the Compensation Committee to measure 2007 performance in the company’s annual cash incentive program are described below.

Earnings per Share

To ensure compensation is proportional to the return on investment earned by shareholders, the Company uses earnings per share as a metric in determining annual incentive cash bonus amounts. Earnings per share is generally defined as net income divided by the diluted weighted average outstanding common shares.

Return on Invested Capital

To ensure compensation is proportional to the efficiency in employing invested capital, the Company uses return on invested capital as a metric in determining annual incentive cash bonus amounts. Return on invested capital is generally defined as net operating profit less adjusted taxes, divided by average invested capital.

Cash Flow

Another measure of efficiency in employing invested capital is cash flow. Cash flow is defined as cash from operations less capital spending and proceeds from sales of assets as presented in our financial statements, plus cash from the exercise of stock options and employee stock purchase plan contributions.

Revenue Growth

To provide incentive to expand total revenue through increased sales while maintaining pricing discipline, the Company uses revenue growth as a metric in determining annual incentive cash bonus amounts. Revenue growth is defined as the increase in sales over prior year reported sales.

In applying each of these metrics in determining variable compensation, the Compensation Committee makes adjustments it deems appropriate to eliminate the effects of fluctuations in foreign currency exchange rates and other events which would otherwise distort the influence or comparability of one or more of the selected financial measures.

The Compensation Committee also raised the bonus targets for Messrs. Quinn and Wolsey-Paige to 80% of annual base salary in recognition of the additional responsibilities assumed by them upon becoming Chief Operating Officer and Chief Strategy and Technology Officer respectively of Dade Behring Inc. The fiscal year 2007 performance goals are stretch targets. In most cases the targets will be met only by achieving year over year improvement. The Compensation Committee will continue to evaluate the performance measures used under the annual incentive program annually.

Long-Term Incentives

Dade Behring’s 2004 Incentive Compensation Plan authorizes the Compensation Committee to grant various equity awards, including stock options, stock appreciation rights, performance stock, performance stock units, restricted shares and restricted share units. For 2006, most equity awards were granted in the form of non-qualified stock options. The Company has used nonqualified stock options as the primary long-term incentive vehicle since 2002 and continues to believe that stock options are the best long-term incentive vehicle to incentivize employees and align employees’ interests with those of shareholders. Eligibility to participate in the long-term incentive plan is based upon base salary grade level, position, responsibilities and performance. Dade Behring firmly believes that a greater percent of total direct compensation should be tied to long-term equity based incentives as an individual’s position and responsibility increases. Individual equity grant values increase as base salary grade level and responsibility increases. Consequently, senior management and other more highly compensated individuals who have the opportunity to realize financial reward through increases in the value of Dade Behring shares also have a greater percentage of their total compensation at risk. The objective of the long term equity-based compensation is to focus attention on longer term Company objectives and to link a significant portion of executives’ total direct compensation to the return provided to investors through stock price appreciation.

The Compensation Committee engaged Deloitte Consulting LLP to analyze and report on the long term incentive (LTI) trends in May 2006. The trends report included an analysis of Peer Group and general industry LTI practices, the prevalence of LTI vehicles, LTI award design features, expected developments, performance measures used for performance based awards, competitive equity dilution levels and share utilization rates, and an analysis of equity-based compensation expense. In July of 2006, Deloitte Consulting LLP conducted a comprehensive analysis on competitive LTI opportunities for executives from both published executive compensation surveys and Peer Group companies. The Compensation Committee also reviewed the alternative LTI mixes, design considerations, share utilization rates among Peer Group companies as well as the compensation expense associated with the grant of LTI awards.

The Compensation Committee considered different LTI vehicles to deliver long term incentives to the executives, such as stock options and performance shares. The Compensation Committee considered the relative merits of option grants versus performance shares, and determined that stock option awards were the most appropriate type of LTI award for 2006 due to their alignment with shareholders’ interests in enhancing shareholder value. The Compensation Committee will continue to review the possibility of utilizing other LTI vehicles in the future.

At its July 2006 meeting, the Compensation Committee, Deloitte Consulting LLP and management discussed the recently announced SEC proxy disclosure requirements concerning executive compensation. The Compensation Committee discussed the Company’s anniversary equity grant process which was generally on the first business day of October every year. While the Compensation Committee felt comfortable with the current process, it discussed refining the annual equity grant process to more closely conform with best practices and adopted a modified annual equity grant process. For the new process, the Compensation Committee will review the equity grant value analysis and competitive LTI opportunities provided by Deloitte Consulting LLP and discuss the proposed grant values for senior management at each July meeting. At the October Compensation Committee meeting, the Compensation Committee will then confirm or if applicable, modify the grant values discussed at the July Committee meeting, and approve specific grant values for senior management. Based on the approved grant values, the number of stock options to be awarded will be determined based on an application of the Black-Scholes methodology (determined consistently with the external consultant’s methodology) to the average closing price of Dade Behring stock on the third, fourth and fifth business days after the third quarter earnings release, and the equity grant date will be the 7th business day after the third quarter earnings release. The Compensation Committee also has a quarterly equity grant process in place for equity eligible new hires and promotions to equity eligible positions. The quarterly equity award grant date is the 7th business day after the quarterly earnings release which next follows the date the equity award is determined. The grant price for stock options will be the Fair Market Value (as defined in the current grant agreement) of Dade Behring stock on the date of grant.

Stock options were granted under the 2004 Incentive Compensation Plan to senior management on November 3, 2006. The grant price of these options was $36.72 which was the Fair Market Value on the date of grant. Stock options granted in 2006 will vest in equal installments over the next three years. The size of the individual awards was determined after considering published executive compensation survey data, position and responsibility, internal equity, as well as individual contribution and performance. Based on the Company’s long term incentive philosophy, the equity grant value for senior management was targeted at or above the 75th percentile of competitive practice.

Employment Contracts

Arrangements with the Chief Executive Officer

Dade Behring has an employment agreement with Mr. Reid-Anderson dated June 1, 2001 and a supplemental letter dated November 20, 2001, which are referred to collectively, as the “Employment Agreement”. This Employment Agreement extends until terminated by the Company or Mr. Reid-Anderson. Under the terms of the Employment Agreement, Mr. Reid-Anderson serves as President and Chief Executive Officer of the Company. The Employment Agreement provides that so long as Mr. Reid-Anderson serves as Chief Executive Officer of the Company, he will also be appointed to serve as a director on the Dade Behring Board. The Employment Agreement provides for a base salary, an annual target bonus, equity incentive program, excise tax gross-up payments resulting from a change in control, if necessary, and perquisites, including an automobile allowance and reimbursement of expenses incurred for home leave travel. Mr. Reid-Anderson’s base salary is subject to the review of the Dade Behring Board on an annual basis and the award of the annual target bonus is based upon the achievement of specific bonus targets and specified objectives, respectively. Mr. Reid-Anderson is eligible under the Employment Agreement to participate in all of the benefit programs for which the Company’s senior executive employees are generally eligible. For purposes of determining his participation in the Company’s cash balance pension program, however, his benefits accrue as though he had provided two (2) years of service for every one (1) year of service that he actually provides.

In the event Mr. Reid-Anderson is terminated without cause or resigns for good reason, the Employment Agreement provides that he shall receive a lump sum payment equal to twice his base salary plus twice his target bonus for the year in which his employment ended. In such event, Mr. Reid-Anderson will also continue to receive the perquisites described above and participate in the Company’s health program for twenty-four (24) months after the date of his termination. In addition, in such event, Mr. Reid-Anderson would be entitled to a prorated bonus for the year in which his employment ended. In the event that his employment is terminated due to his death or disability, the terms of the Employment Agreement provide that he shall receive a bonus equal to the bonus that he would have received had he remained employed for the entire year, prorated for the number of days that he was employed during that year. In addition, in the event that his employment is terminated without cause or due to his death or disability or by him for good reason, option vesting will accelerate as though the next option vesting date had occurred. In the event of, termination due to death or disability, Mr. Reid-Anderson’s stock options will generally remain exercisable for twelve (12) months after the termination.

The Employment Agreement also incorporates customary non-competition and non-solicitation provisions applicable to the period of his employment and for two (2) years thereafter unless Mr. Reid-Anderson’s employment is terminated by reason of material breach by the Company of obligations to him under the Employment Agreement. As a condition to receiving the severance payments described above, Mr. Reid-Anderson must not be in material breach of the Employment Agreement and must execute a general release in the Company’s favor.

Health and Welfare Benefits

The Company’s healthcare, insurance and other welfare and employee-benefit programs are substantially equivalent for all eligible U.S.A. domestic employees, including senior management. The Company provides an executive wellness program for all senior executives which reimburses up to $5,000 of expenses for bi-annual physical examinations and up to $2,500 in annual health club memberships.

Personal Benefits, Perquisites

The Company provides senior executives with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with market practice and its overall compensation program to better enable the Company to attract and retain key executive positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to senior executives. The Company pays the cost of financial planning and legal services such as tax preparation and estate planning for senior executives up to $10,000 per year on an after-tax basis. The Company also provides a car allowance of $12,000 per year to senior executives located in U.S.A. and the following benefits to Mr. Quinn according to the Company policy in Germany: an automobile allowance of approximately 16,500 Euros, a housing allowance of 30,000 Euros and the reimbursement of expenses related to business travel in the amount of 2,800 Euros. See the footnotes to the Summary Compensation Table below for a further description of perquisites provided to the named executive officers.

Retirement Plans

Each Executive Officer other than Mr. Quinn participates in the following retirement plans:

•	Dade Behring Cash Balance Plan (Pension Plan)

•	Dade Behring Supplemental Pension Plan (Excess Pension Plan)

•	Dade Behring Savings Investment Plan (SIP)

•	Dade Behring Deferred Compensation Plan (the Excess Defined Contribution Plan)

Pension Plans

Dade Behring maintains a tax qualified defined benefit pension plan (the “Cash Balance Plan”) for the benefit of its United States employees, including executive officers. Under the cash balance formula design, Dade Behring allocates quarterly cash balance credits to each participant’s individual account. The credits range from 4% to 10% of eligible pay for the calendar quarter, depending on a participant’s combined age and years of service as of December 31 of the previous year. For senior executives “eligible pay” is the sum of base salary and annual incentive cash bonus. The following table sets forth the annual cash balance credits based on eligible pay, age and service:

Dade Behring Inc.’s
Quarterly Cash Balance Credits
Points for Age plus Service as of December 31 of the Previous Plan Year	as a Percent of Pay

Less than 35	4%
35 to 44	5%
45 to 54	6%
55 to 64	7%
65 to 74	8%
75 to 84	9%
85 and more	10%

The credits are allocated to a participant’s account at the end of each calendar quarter, based on the participant’s pay for that quarter. Interest credits are also allocated to a participant’s account as of the end of each calendar quarter based on (1) the participant’s balance for the previous quarter and (2) one-fourth of the prevailing annual rate of return for 10 year United States Treasury bills as of the end of the previous quarter. Regardless of the prevailing annual rate, the Cash Balance Plan will credit a participant’s account with a minimum annual rate of 5% and a maximum annual rate of 10% in interest. Participants are vested in their benefit after five years of service.

Dade Behring Inc. also maintains a nonqualified Supplemental Pension Plan (the “Supplemental Pension Plan”) that allows eligible individuals, including senior executives, to continue to earn a benefit based on the same formula described above on pay in excess of the maximum compensation limitations imposed by the Internal Revenue Code. Vesting of benefits is determined by reference to each participant’s vested percentage under the Cash Balance Plan. Participants’ account balances are credited with earnings based upon the benefit accrual rate for the Cash Balance Plan. The Benefits under the Supplemental Pension Plan are payable upon death, disability, retirement or separation from service and, since the plan is not funded, benefits are payable from the general assets of the company. The Company pays Supplemental Pension Plan distributions in a lump sum.

Dade Behring Holding GmbH maintains a pension plan (the “German Pension Plan”) for the benefit of its German employees. Mr. Quinn is covered under the German Pension Plan. For the year 2006, employees contribute between 1.5% and 2.5% of pensionable income up to the social security contribution ceiling (5,250 Euros/month for 2006). Dade Behring Holding GmbH also contributes to the plan. In addition, a notional contribution of between 11.5% and 15% of pensionable income above the social security contribution ceiling is credited by Dade Behring Holding GmbH. For purposes of determining pension contributions for Mr. Quinn pensionable income includes base salary and annual incentive cash bonus. Mr. Quinn is also entitled by agreement to an additional supplemental pension benefit for each year of employment through 2011. The contribution for 2006 was approximately 30,677 Euro. Pension benefits are paid out in the form of a monthly annuity which is actuarially determined based on aggregate contributions and imputed earnings.

Savings Plan

The Savings Investment Plan (SIP) is a tax qualified defined contribution 401(k) plan under the Code. It is generally available to all active U.S. employees of Dade Behring or its subsidiaries. Participants may contribute from 1% to 15% of eligible pay on a before-tax basis subject to the deferral and compensation limits imposed by the Code. For the SIP eligible pay is the sum of base salary and annual incentive cash bonus. Dade Behring will match 50% of the first 6% of eligible pay contributed to the SIP. A participant is fully vested in his or her deferrals. Company matching contributions vest 20% per year and are fully vested after five years. All contributions are invested in employee-directed funds.

In addition to the SIP, the Deferred Compensation Plan is an unfunded, nonqualified plan that allows senior executives, to continue to earn a benefit based on the same contribution formula and vesting rules described above on eligible pay in excess of the maximum limitations imposed by the Internal Revenue Code. Participants may contribute from 1% to 15% of eligible pay on a before-tax basis. As with the SIP, Dade Behring will match 50% of the first 6% of eligible pay contributed to the Deferred Compensation Plan. The executive may choose how to invest his account utilizing the same investment options as those offered in SIP. Earnings are allocated to the executive’s account based on the investment return earned by the fund in the SIP.

The Company pays account balances under the SIP and the Deferred Compensation Plan in a lump sum upon retirement; termination of employment; permanent disability or death.

Stock Ownership/Retention Guidelines

To align executives’ financial interests with those of shareholders, the Compensation Committee has established stock ownership guidelines for senior executives. The guidelines specify a dollar value of shares based on a multiple of base salary that senior executives must accumulate and hold within five years from the time appointed to a senior executive position. The guideline for the CEO is five times base salary and the guideline for each of the other named executive officers is three times base salary. The value of unexercised stock options is not counted toward satisfaction of stock ownership guidelines. The Company has determined that, as of December 31, 2006, all named executive officers were in compliance with the stock ownership guidelines.

Tax and Accounting Implications

Section 162(m)

Section 162(m) of the Internal Revenue Code (the “Code”) limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The Company’s 2004 Incentive Compensation Plan is intended to permit the grant of Awards that constitute “qualified performance-based compensation” under section 162(m) of the Code. The

Company’s stockholders previously approved this plan which exempts any compensation recognized by a Named Executive Officer as a result of the grant of such a stock option from the application of Section 162(m).

Tax Deductibility of Executive Compensation

For fiscal year 2006, as has been the case in prior years, the Company’s policy of providing pay based on performance resulted in a significant portion of the compensation provided to senior executives qualifying as performance based compensation for purposes of Section 162(m) of the Code. Consequently, the Company anticipates that all executive compensation will be eligible for income tax deduction. It is the Compensation Committee’s general policy to endeavor to minimize the effect of Section 162(m) on the Company’s compensation expense; however, the Compensation Committee may approve compensation that may not meet these requirements in order to ensure competitive levels of compensation for its senior executives.

Nonqualified Deferred Compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective, the Company believes its nonqualified deferred compensation programs are operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Accounting for Equity-Based Compensation

Beginning on January 1, 2006, the Company began accounting for equity-based compensation in accordance with the requirements of FASB Statement 123R. The change in accounting for equity compensation had no impact on the design of our long-term incentive program for named executive officers.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review, the related discussions, consideration of the data and advice provided by the outside compensation consultant and such other factors deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Dade Behring Board that the Compensation Discussion and Analysis be included in this Information Statement to be delivered to shareholders.

COMPENSATION COMMITTEE
James G. Andress, Chairperson
Jeffrey D. Benjamin, Committee Member
Alan S. Cooper, Committee Member
Beverly A. Huss, Committee Member

Compensation Committee Interlocks and Insider Participation

The Compensation Committee members are James G. Andress (Chairman), Jeffrey D. Benjamin, Alan S. Cooper and Beverly A. Huss, all of whom are non-employee directors. None of the Compensation Committee members has served as a member of the compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Dade Behring Board of Directors.

Executive Compensation

The following table sets forth certain summary information for the years ended December 31, 2006 concerning the compensation paid and awarded to (a) the Company’s Chief Executive Officer, (b) the Company’s four most highly compensated executive officers whose salaries and bonuses exceeded $100,000 and who were serving as executive officers as of December 31, 2006, and (c) former executive officers who, if they were serving as executive officers of the Company as of December 31, 2006, would have been included in the below table pursuant to the rules of the SEC. These individuals are referred to collectively as the “Named Executive Officers.” Hiroshi Uchida was a Named Executive Officer as of December 31, 2006 but is no longer employed by the Company as of the date of the Schedule 14D-9.

Summary Compensation Table for Fiscal 2006

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
						Incentive	Deferred
				Stock	Options	Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)(2)	($)	($)	($)(3)	($)	($)(4)	($)(5)	($)

James W.P. Reid-Anderson Chairman, President and Chief Executive Officer	2006	$913,846	$0	N/A	$2,300,842	$1,872,720	$369,850	$243,268	$5,700,526
John M. Duffey Chief Financial Officer	2006	$451,846	$0	N/A	$768,555	$481,497	$50,263	$62,052	$1,814,213
Dominick M. Quinn Executive Vice President	2006	$613,570	$0	N/A	$821,538	$722,657	$138,272	$85,898	$2,381,935
Hiroshi Uchida(6) Executive Vice President	2006	$482,308	$0	N/A	$792,773	$513,958	$59,643	$65,874	$1,914,556
Mark Wolsey-Paige Executive Vice President	2006	$431,539	$0	N/A	$785,018	$503,944	$56,177	$62,664	$1,839,342

(1)	Amounts in column (C) include all gross earnings for 2006.

(2)	Mr. Quinn’s salary has been converted from Euros using the 2006 average exchange rate of 1 Euro = US$1.2566.

(3)	Amounts in column (F) represent the SFAS 123R expense, without any reduction for the risk of forfeiture, of the option awards. On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) using the modified prospective transition method. As a result of the adoption, stock-based compensation expense recognized during the year ended December 31, 2006, includes compensation expense for all share-based payments granted on or prior to, but not yet vested as of December 31, 2005, based on the grant date fair value determined in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant date fair value determined in accordance with the provisions of SFAS 123R, both determined without any reduction for the risk of forfeiture.

(4)	The amounts in column (H) reflect the actuarial increase in the present value of the named officer’s benefits under the Cash Balance Plan and Supplemental Pension Plan using the interest rate and mortality rate assumptions consistent with those used in the Company’s financial statements.

(5)	Items in column (I) are outlined in the following table.

(6)	Resigned effective January 15, 2007.

The foregoing executive compensation table does not include certain fringe benefits generally made available on a non-discriminatory basis to all of our employees such as health insurance, which the Company considers to be ordinary and incidental business costs and expenses. The Company also has not included in the table the aggregate value of perquisites and other personal benefits received by the executive officers named above. The following table shows for the fiscal year ended December 31, 2006, certain information related to these fringe benefits.

Items in All Other Compensation — Column I
for Fiscal 2006

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
	Company	Company
	Contributions	Contribution		Financial
	to 401(k)	to Deferred		Planning	Executive			Total All
	Savings	Compensation	Auto	and Legal	Health	Tax		Other
	Investment	Plan	Allowance	Service	Program	Reimbursements	Other Items	Compensation
Name	Plan	(1)	(2)	Allowance	(3)	(4)	(5)	($)

James W.P. Reid-Anderson	$6,600	$86,965	$24,000	$9,923	$0	$49,590	$66,190	$243,268
John M. Duffey	$6,600	$26,013	$12,000	$10,000	$924	$6,515	$0	$62,052
Dominick M. Quinn	n/a	n/a	$20,685	$7,439	$2,591	$30,110	$25,073	$85,898
Hiroshi Uchida	$6,600	$29,814	$12,000	$10,000	$945	$6,515	$0	$65,874
Mark Wolsey-Paige	$6,600	$25,981	$12,000	$7,500	$5,697	$4,886	$0	$62,664

(1)	Company matching contributions to the Deferred Compensation Plan are also shown in column (C) of the Nonqualified Deferred Compensation Table below.

(2)	Mr. Quinn’s auto allowance reflects company car expenses in Germany.

(3)	The Executive Health Program reimburses for annual physicals up to $5,000 on a bi-annual basis and health club memberships up to $2,500 on an annual basis.

(4)	Amounts in column (G) include tax reimbursements as follows. Mr. Reid-Anderson’s tax reimbursements consisted of $18,942 for Home Leave, $4,886 for Financial Planning, $1,579 for Legal Service and $24,182 for supplemental long term disability coverage. Tax reimbursements for Mr. Duffey and Mr. Uchida include $4,886 for Financial Planning and $1,629 for Legal Services. Mr. Wolsey-Paige received tax reimbursement of $4,886 for Financial Planning only. Tax reimbursements for Mr. Quinn include $6,892 for Financial Planning, $18,195 for rental apartment expense, $1,718 for expenses related to business travel, $231 for group accident insurance, and $3,074 for gifts deemed to be personal income under German law.

(5)	Amounts in column (H) consist of the following: Mr. Reid-Anderson received an allowance of $29,074 for home leave and premiums for supplemental long-term disability insurance of $37,116. Mr. Quinn received expense reimbursement for rental apartment expenses of $19,643; group accident insurance contribution of $250, expense in connection with business travel of $1,855; and $3,324 for gifts deemed to be personal income under German law.

Option Grants in Last Fiscal Year

The following tables show for the fiscal year ended December 31, 2006, certain information regarding plan-based awards granted to and held at year end by the Named Executive Officers.

Grants of Plan-Based Awards For Fiscal 2006

							(H)	(I)	(J)
(A)	(B)	(C)	(D)	(E)	(F)	(G)				(K)	(L)	(M)	(N)
										All Other	All Other
			Number of							Stock	Option
			Non-Equity							Awards:	Awards:	Exercise	Grant Date
			Incentive	Estimated Future Payouts						Number of	Number of	or Base	Fair
			Plan	Under Non-Equity Incentive			Estimated Future Payouts Under Equity Incentive			Shares of	Securities	Price of	Value
		Approval	Units	Plan Awards			Plan Awards			Stock or	Underlying	Option	of Stock
	Grant	Date	Granted	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	(1)	(#)	($)	($)(2)	($)(2)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)

James W.P. Reid-Anderson	11/3/2006	10/26/06	N/A	$0	$1,101,600	$3,000,000	N/A	N/A	N/A	0	282,400	$36.72	$11.05
John M. Duffey	11/3/2006	10/26/06	N/A	$0	$340,425	$1,200,000	N/A	N/A	N/A	0	78,200	$36.72	$11.05
Dominick M. Quinn	11/3/2006	10/26/06	N/A	$0	$466,230	$1,507,920	N/A	N/A	N/A	0	104,300	$36.72	$11.05
Hiroshi Uchida	11/3/2006	10/26/06	N/A	$0	$363,375	$1,200,000	N/A	N/A	N/A	0	82,500	$36.72	$11.05
Mark Wolsey-Paige	11/3/2006	10/26/06	N/A	$0	$325,125	$1,200,000	N/A	N/A	N/A	0	82,500	$36.72	$11.05

(1)	The Compensation Committee reviewed and approved the November 3, 2006 grant values (and related stock option grants) at the Board Meeting on October 26, 2006 subject to: (i) the determination of the exercise price on the date of grant, which will be the seventh business day following the third quarter earnings release, (ii) the determination of the number of stock options to be granted pursuant to the methodology presented to the Committee, and (iii) the executive still being employed by Dade Behring on the date of grant.

(2)	The amounts shown for Mr. Quinn have been converted from Euros using the 2006 average exchange rate of 1 Euro = US$1.2566.

Outstanding Equity Awards

The following table sets forth certain information, as to each of the Named Executive Officers, concerning the number of outstanding equity awards as of the end of the last fiscal year.

Outstanding Equity Awards at December 31, 2006

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)
										Equity
									Equity	Incentive
				Equity					Incentive	Plan Awards:
				Incentive					Plan Awards:	Market of
				Plan Awards:					Number of	Payout Value
				Number of				Market	Unearned	of Unearned
		Number of	Number of	Securities			Number of	Value of	Shares,	Shares,
		Securities	Securities	Underlying			Shares or	Shares of	Units or	Units or
		Underlying	Underlying	Unexercised	Option		Units of Stock	Units of Stock	Other Rights	Other Rights
		Unexercised	Unexercised	Unearned	Exercise	Option	That Have	That Have	That Have	That Have
	Grant	Options (#)	Options (#)	Options	Price	Expiration	Not Vested	Not Vested	Not Vested	Not Vested
Name	Date	Exercisable	Non-Exercisable	(#)	($)	Date	(#)	($)	(#)	($)

James W.P. Reid-Anderson	10/1/2004	160,000	80,000	N/A	$27.86	10/01/2014	0	0	0	0
	10/3/2005	80,000	160,000		$35.94	10/03/2015
	11/3/2006	0	282,400		$36.72	11/03/2016
John M. Duffey	10/3/2002	37,288	0	N/A	$7.36	10/03/2012	0	0	0	0
	10/3/2003	105,408	0		$9.20	10/03/2013
	10/1/2004	60,000	30,000		$27.86	10/01/2014
	10/3/2005	30,000	60,000		$35.94	10/03/2015
	11/3/2006	0	78,200		$36.72	11/03/2016
Dominick M. Quinn	10/03/2002	195,760	0	N/A	$7.36	10/03/2012	0	0	0	0
	02/28/2003	9,600	0		$8.39	02/28/2013
	10/03/2003	31,832	0		$9.20	10/03/2013
	10/01/2004	60,000	30,000		$27.86	10/01/2014
	10/03/2005	30,000	60,000		$35.94	10/03/2015
	11/03/2006	0	104,300		$36.72	11/03/2016
Hiroshi Uchida	10/03/2003	29,552	0	N/A	$9.20	10/03/2013	0	0	0	0
	10/01/2004	60,000	30,000		$27.86	10/01/2014
	10/03/2005	30,000	60,000		$35.94	10/03/2015
	11/03/2006	0	82,500		$36.72	11/03/2016
Mark Wolsey-Paige	10/01/2004	60,000	30,000	N/A	$27.86	10/01/2014	0	0	0	0
	10/03/2005	30,000	60,000		$35.94	10/03/2015
	11/03/2006	0	82,500		$36.72	11/03/2016

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Options granted in 2002 were vested and exercisable 40% on January 1, 2003, with an additional 20% vesting and exercisable at the end of each of the first, second and third anniversaries of the grant date. Options granted in 2003 were vested and exercisable 40% on the respective grant dates, with an additional 20% vesting and becoming exercisable at the end of each of the first, second and third anniversaries of the grant dates. Approximately one-third of the options granted in 2004, 2005 and 2006 vest and become exercisable at the end of each of the first, second and third anniversaries of the grant date.

The following table sets forth certain information, as to each of the Named Executive Officers, concerning the number of shares exercised during fiscal year 2006 and subject to both exercisable and unexercisable stock options held as of December 31, 2006.

Option Exercises and Stock Vested in Fiscal 2006

(A)	(B)	(C)	(D)	(E)
	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)	(#)	($)

James W.P. Reid-Anderson	512,940	$15,367,268	0	0
John M. Duffey	140,000	$4,539,202	0	0
Dominick M. Quinn	41,432	$1,216,902	0	0
Hiroshi Uchida	103,480	$3,352,137	0	0
Mark Wolsey-Paige	95,370	$2,919,754	0	0

Pension Benefits

The table below shows the present value of the named officer’s years of credited service and accumulated benefits under the Cash Balance Plan and Supplemental Pension Plan. Mr. Quinn is a participant in the German Pension Plan. The present values in the table are calculated using the interest rate and mortality rate assumptions consistent with those used in the Company’s financial statements.

Pension Benefits for Fiscal 2006

(A)	(B)	(B)(C)	(D)	(E)
		Number of	Present Value of	Payments
		Years Credited	Accumulated	During Last
		Service	Benefit	Fiscal Year
Name	Plan Name	(#)	($)(1)	($)

James W.P. Reid-Anderson	Cash Balance Plan	10	$110,411	$0
	Supplemental Pension Plan(2)	10	$1,823,254	$0
John M. Duffey	Cash Balance Plan	11	$106,155	$0
	Supplemental Pension Plan	11	$223,866	$0
Dominick M. Quinn	German Pension Plan(3)	8	$1,272,228	$0
Hiroshi Uchida	Cash Balance Plan	9	$74,509	$0
	Supplemental Pension Plan	9	$257,297	$0
Mark Wolsey-Paige	Cash Balance Plan	15	$133,627	$0
	Supplemental Pension Plan	15	$237,608	$0

(1)	The amounts in column (D) reflect the actuarial present value of the named officer’s benefits under the Cash Balance Plan and Supplemental Pension Plan using the interest rate and mortality rate assumptions consistent with those used in the Company’s financial statements and calculated as of the financial statement measurement date of September 30, 2006. The lump sum benefit payable from the Cash Balance Plan based on the terms of the Plan as of September 30, 2006 for each of the named officers is as follows: Mr. Reid-Anderson, $131,272;

Mr. Duffey, $126,592; Mr. Uchida, $88,752; and Mr. Wolsey-Paige, $161,828. The lump sum benefit payable from the Supplemental Pension Plan based on the terms of the Plan as of September 30, 2006 for each of the named officers is as follows: Mr. Reid-Anderson, $2,083,768; Mr. Duffey, $256,615; Mr. Uchida, $294,604; and Mr. Wolsey-Paige, $276,596.

(2)	For purposes of determining his benefit under the Supplemental Pension Plan Mr. Reid-Anderson’s benefit accrues as though he had provided two years of service for every one year of service that he actually provides.

(3)	At September 30, 2006, Mr. Quinn had an annual pension benefit accrued and payable from the German Pension Plan at age 65 of 100,176 Euro. Assuming a conversion rate of 0.7957 from Euros to United States dollars, Mr. Quinn had an annual pension benefit accrued and payable at age 65 of $125,896.

Nonqualified Deferred Compensation Plans

Non-Qualified Deferred Compensation for Fiscal 2006

(A)	(B)	(C)	(D)	(E)	(F)
	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings in	Withdrawals /	Balance at
	Last Fiscal Year	Last Fiscal Year	Last Fiscal Year	Distributions	Last Fiscal Year-End
Name	($)	($)(1)	($)(2)	($)	($)

James W.P. Reid-Anderson	$203,319	$86,965	$57,610	$0	$1,547,276
John M. Duffey	$93,708	$26,013	$79,484	$0	$689,781
Dominick M. Quinn	N/A	N/A	N/A	N/A	N/A
Hiroshi Uchida	$69,967	$29,814	$52,034	$0	$512,374
Mark Wolsey-Paige	$147,906	$25,981	$143,365	$0	$1,040,817

(1)	Company matching contributions to the Deferred Compensation Plan shown in column (C) of the table are also shown in All Other Compensation in the Summary Compensation Table and executive contributions to the Deferred Compensation Plan shown in column (B) of the table are also shown in Salary in the Summary Compensation Table.

(2)	The investment options available to the executive under the Deferred Compensation Plan are the same options available to all employees under the Savings Investment Plan. The table below shows the funds available under the Savings Investment Plan and Deferred Compensation Plan. The annual rate of return is for the calendar year ending December 31, 2006 as reported by the plan administrator.

Fund Name	Annual Rate of Return	Fund Name	Annual Rate of Return

FIDELITY BLUE CHIP GROWTH	5.54%	VANGUARD TARGET RETIREMENT 2005	8.23%
FIDELITY US EQUITY INDEX POOL	15.72%	VANGUARD TARGET RETIREMENT 2015	11.42%
SPARTAN US EQUITY INDEX	15.72%	VANGUARD TARGET RETIREMENT 2025	13.24%
VANGUARD WINDSOR II	18.37%	VANGUARD TARGET RETIREMENT 2035	15.24%
AMERICAN BEACON SMALL CAP VALUE	15.36%	VANGUARD TARGET RETIREMENT 2045	15.98%
FIDELITY SMALL CAP STOCK	12.37%	VANGUARD TARGET RETIREMENT INCOME	6.38%
AMERICAN FUNDS NEW PERSPECTIVE R5	20.21%	PIMCO TOTAL RETURN	3.99%
FIDELITY DIVERSIFIED INTERNATIONAL	22.52%	STABLE VALUE FUND	4.43%
VANGUARD EXTENDED MARKET INDEX	14.46%	FIDELITY BALANCED	11.65%

Potential Payments Upon Termination or Change in Control

Severance Agreements

The Company has entered into an agreement with each of the Named Executive Officers with regard to their termination of employment providing for payment upon termination unless they are terminated for cause or resign. The terms of these agreements are based on competitive market data and are intended as an element of compensation designed to retain the Company’s executives. With regard to the Named Executive Officers other than Mr. Reid-Anderson, the agreements provide upon involuntary termination: (a) continuation of base salary for a period of 12 months from the date of termination in regular payroll installments; (b) a bonus equal to the target bonus in the year of termination, payable over 12 months from the date of termination in regular payroll installments; and (c) a bonus equal to the bonus the executive would have received had the executive remained employed for the entire bonus period (the amount to be determined by the Compensation Committee or the Board in good faith) prorated based on the number of days elapsed during the year through the date of termination. Such agreements also provide for continued participation in Company sponsored health plans for twelve (12) months following the date of termination and for outplacement services.

All of the executive severance agreements contain customary non-compete and non-solicitation provisions applicable to the period of the executive’s employment and for one (1) year thereafter (two (2) years in the case of Mr. Reid-Anderson). Receipt of severance is contingent upon signing a release of claims and not being in violation of the Executive Severance Agreement.

Change in Control Arrangements

With regard to change in control, the agreements with the Named Executive Officers provide for enhanced benefits as an incentive for the officers to act in relation to potential mergers or acquisitions without regard to their employment security.

The Executive Severance Agreements with the Named Executive Officers other than Mr. Reid-Anderson provide that if an involuntary termination occurs upon or within two years after or in anticipation of a change in control (as defined in the 2004 Incentive Compensation Plan as amended and restated effective May 3, 2007), the executive would be entitled to receive a lump sum payment within 30 days after involuntary termination, two times the annual base salary and two times the higher of the target bonus in the year of termination or the target bonus in the preceding year. In addition, the executive would be entitled to receive a bonus equal to the greater of (a) a bonus equal to the bonus that would have been paid had the executive remained employed for the entire bonus period or (b) the target bonus for the entire bonus period, in each case prorated on the number of days that have elapsed during the year through the date of termination. The executive would also be entitled to receive no later than 30 days after the involuntary termination the bonus, if any, for the preceding bonus period which was determined for the executive, to the extent that such bonus had not yet been paid, and if the bonus for such preceding period had not yet been determined prior to a change in control, the bonus for such preceding period would not be less that the greater of (x) the target bonus for such period or (y) the bonus calculated under such bonus plan and payable in accordance with normal Company policy. In connection with the enhanced change in control severance, the noncompetition and non-solicitation provisions for such executive officers other than Mr. Quinn are extended to two years after employment.

Mr. Reid-Anderson’s employment agreement as amended does not provide for any special payment upon change in control. However, it does provide that in the event that any additional compensation is deemed to be contingent upon a change in control and an excise tax imposed, he will be paid an additional amount such that he will receive a total payment equal to what he would have received if such excise tax were not imposed.

The agreements of the other named executive officers also provide for a “gross up” payment to the executive in the event that payments or distributions made to the executive as a result of change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. The “gross up” payment would be made to the extent necessary to allow the executive to retain the same amount, net of taxes, that he would have retained had the excise tax not been triggered. However, if the payments and distributions owed under the agreement do not exceed

110% of the level that triggers the excise tax, those payments and distributions would be reduced to the level necessary to avoid the need for any additional gross up payments.

Upon a change in control, the terms of the 2004 Incentive Compensation Plan provide that, as of the date of a “change in control” as defined in that plan, any outstanding option will become fully exercisable and vested and all restricted stock units will become fully vested.

The following tables describe the potential payments to the named executive officers upon termination of employment or a change in control assuming such event occurred on December 31, 2006. Such named executive officers also participate in broad based plans such as group life insurance not set forth in the tables below.

Potential Payments to Mr. James W.P. Reid-Anderson Upon Termination of
Employment or a Change In Control Assuming Such Event Occurred on December 31, 2006

(A)	(B)	(C)		(D)		(E)		(F)
				Involuntary Termination
				By the Company				Termination
	Voluntary	Termination		Without Cause				Due to
	Termination	Due to		or by the Executive		For Cause		Change in
Type of Benefit or Payment	(Resignation)	Disability		with Good Reason(7)(8)		Termination(7)		Control(8)(12)

Severance/Salary Replacement(1)	$0	$1,413,720		$4,039,200		$0		$4,039,200
Benefits Continuation	$0	$14,322	(5)	$196,473	(9)	$0		$196,473	(9)
Bonus for Year of Termination(2)	$1,872,720	$1,872,720		$1,872,720		$0		$1,872,720
Vested but Unexercised Stock Options(3)	$2,221,600	$2,221,600		$2,221,600		$0	(10)	$2,221,600
Option Acceleration	$0	$1,556,471	(6)	$1,556,471	(6)	$0		$2,447,816	(11)
Cash Balance Plan and Supplemental Pension Plan(4)	$2,277,329	$2,277,329		$2,277,329		$2,277,329		$2,277,329
Savings Investment Plan and Nonqualified Deferred Compensation Plan(4)	$1,777,139	$1,777,139		$1,777,139		$1,777,139		$1,777,139
Excise Parachute Tax Gross Up	N/A	N/A		N/A		N/A		$0

(1)	Severance payment for involuntary termination by the Company or change in control is equal to two times the sum of current base salary and target bonus. Long term disability pay is equal to an annual benefit of 70% of base pay plus target bonus at the time the disability commences.

(2)	Upon voluntary termination the bonus for the year of termination would only be payable if termination occurred on the last day of the year as the executive must be employed for the entire year in order to receive payment. In all other circumstances except for “For Cause” termination, Mr. Reid-Anderson is entitled to a pro-rated share of the bonus he would have received for the year of termination.

(3)	Represents the value of approximately 240,000 vested, but unexercised, stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(4)	Represents the balance of Benefits payable under these plans.

(5)	If employee is determined to be eligible for long term disability benefits, medical benefits continue during disability and company paid life insurance continues for two years from beginning of disability. Amount represents annual premiums for medical and life insurance.

(6)	Upon termination due to disability, or “not for cause” or by the executive for a good reason, Mr. Reid-Anderson will be entitled to accelerated vesting on a portion of his unvested options. For purposes of determining the number of exercisable options, termination of employment shall be deemed to have occurred immediately after the next succeeding vesting date (i.e., Mr. Reid-Anderson will vest in an additional tranche of stock options.). Accordingly, vesting would be accelerated on approximately 254,133 stock options (exercise price for these stock options ranges from $27.86 to $36.72). Stock options generally must be exercised within six months of termination of employment or 12 months after death or disability or they will expire. Stock price was determined using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share)

(7)	“Cause” as defined in the executive’s agreement.

(8)	Amounts payable upon involuntary termination or change in control are payable to the estate of the executive if death occurs subsequent to termination of employment and prior to the full payment of benefits.

(9)	Mr. Reid-Anderson will receive an annual car allowance of $24,000, legal assistance and financial planning allowances of $16,388, home leave allowance of $48,016 and health care benefits of $9,832 for 2 years following termination of employment.

(10)	Upon termination “for cause”, all options granted to the participant automatically expire unless the Committee determines otherwise.

(11)	In the event of change in control vesting is accelerated on all unvested options. Vesting would be accelerated on approximately 522,400 stock options (exercise price for these stock options ranges from $27.86 to $36.72). Stock price was determined using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(12)	In the event Mr. Reid-Anderson remains employed following a change in control, the only amount payable will be “Vested but Unexercised Stock Options” and “Option Acceleration”.

Potential Payments to Mr. John Duffey upon Termination of Employment or
Change in Control Assuming Such Event Occurred on December 31, 2006

(A)	(B)	(C)		(D)		(E)		(F)
				Involuntary
				Termination
				By the Company
				Without Cause				Termination
	Voluntary	Termination		or by the				Due to
	Termination	Due to		Executive with		For Cause		Change in
Type of Benefit or Payment	(Resignation)	Disability		Good Reason(8)(9)		Termination(9)		Control(8)(13)

Severance/Salary Replacement(1)	$0	$300,000	(5)	$794,325		$0		$1,588,650
Benefits Continuation	$0	$11,574	(6)	$9,832	(10)	$0		$19,664	(10)
Outplacement	$0	$0		$15,000		$0		$15,000
Bonus for Year of Termination(2)	$481,497	$481,497		$481,497		$0		$481,497
Vested but Unexercised Stock Options(3)	$5,269,634	$5,269,634		$5,269,634		$0	(11)	$5,269,634
Option Acceleration	$0	$0		$132,073	(7)	$0		$832,338	(12)
Cash Balance Plan and Supplemental Pension Plan(4)	$395,330	$395,330		$395,330		$395,330		$395,330
Savings Investment Plan and Nonqualified Deferred Compensation Plan(4)	$1,067,350	$1,067,350		$1,067,350		$1,067,350		$1,067,350
Excise Parachute Tax Gross Up	N/A	N/A		N/A		N/A		$0

(1)	Severance payment includes annual base salary plus target bonus. For involuntary termination the amount paid is one times annual base pay and target bonus. For a change in control the amount paid is two times annual base pay and target bonus. Long Term Disability pay is equal to an annual benefit of 70% of benefit eligible pay at the time the disability commences and is capped under the terms of the Company policy at $300,000 per year.

(2)	Upon voluntary termination the bonus for the year of termination would only be payable if termination occurred on the last day of the year as the executive must be employed for the entire year in order to receive payment. In all other circumstances except for “For Cause” termination, Mr. Duffey is entitled to a pro-rated share of the bonus he would have received for the year of termination.

(3)	Represents the value of approximately 232,696 vested, but unexercised, stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(4)	Represents the balance of Benefits payable under these plans.

(5)	This amount shows the insured disability benefits. The Company pays the premium for 60% salary replacement level and the executive pays for an additional 10% coverage level.

(6)	If employee is determined to be eligible for long term disability benefits, medical benefits continue during disability and company paid life insurance continues for two years from beginning of disability. Amounts represent annual premiums for medical and life insurance.

(7)	Mr. Duffey will vest in a pro-rated number of unvested options based on the number of months that he has worked since the awards were granted to him. As a result, vesting is accelerated on approximately 19,344 stock options (exercise price for these options ranges from $9.20 to $35.94). Stock options must be exercised within six months of termination of employment or they expire.

(8)	Amounts payable upon involuntary termination or change in control are payable to the estate of the executive if death occurs subsequent to termination of employment and prior to the full payment of benefits.

(9)	“For Cause” as defined in the Executive Severance Plan.

(10)	Mr. Duffey will receive health care benefits of $9,832 for 12 months following termination of employment upon involuntary termination without cause and for 24 months in the event of termination upon change in control.

(11)	Upon termination “for cause” all options granted to the participant will automatically expire unless the committee determines otherwise.

(12)	Mr. Duffey will vest in approximately 168,200 stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share)(ranges from $27.86 to $36.72).

(13)	In the event Mr. Duffey remains employed following a change in control, the only amount payable will be “Vested but Unexercised Stock Options” and “Option Acceleration”.

Potential Payments to Mr. Dominick Quinn Upon Termination of Employment or
Change in Control Assuming Such Event Occurred on December 31, 2006

(A)	(B)	(C)	(D)		(E)		(F)
			Involuntary
			Termination
			By the Company
			Without Cause				Termination
	Voluntary	Termination	or by the				Due to
	Termination	Due to	Executive with		For Cause		Change in
Type of Benefit or Payment	(Resignation)	Disability	Good Reason(8)(9)		Termination(9)		Control(8)(12)

Severance/Salary Replacement(1)	$0	$0	$1,087,870		$0		$2,175,740
Medical Benefits Continuation	$0	$0	$3,981	(6)	$0		$7,962	(6)
Outplacement	$0	$0	$15,000		$0		$15,000
Bonus for Year of Termination(2)	$722,657	$722,657	$722,657		$0		$722,657
Vested but Unexercised Stock Options(3)	$8,461,522	$8,461,522	$8,461,522		$0	(10)	$8,461,522
Option Acceleration	$0	$0	$136,553	(7)	$0		$912,987	(11)
German Pension Plan(4)	(4)	(4)	(4)		(4)		(4)
Cash Balance Plan and Supplemental Pension Plan(5)	N/A	N/A	N/A		N/A		N/A
Savings Investment Plan and Nonqualified Deferred Compensation Plan(5)	N/A	N/A	N/A		N/A		N/A
Excise Parachute Tax Gross Up	N/A	N/A	N/A		N/A		$0

(1)	Severance payment for involuntary termination by the Company is equal to one times the sum of current base salary and target bonus. For change in control the severance amount is equal to two times the sum of current base salary and target bonus.

(2)	Upon voluntary termination the bonus for the year of termination would only be payable if termination occurred on the last day of the year as the executive must be employed for the entire year in order to receive payment. In all other circumstances except for “For Cause” termination, Mr. Quinn is entitled to a pro-rated share of the bonus he would have received for the year of termination.

(3)	Represents the value of approximately 327,192 vested, but unexercised stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(4)	Pension Benefits in Germany can only be paid in an annuity form. Mr. Quinn’s age 65 accrued annual pension benefit as of December 31, 2006 was 103,198 Euros ($129,679). This benefit payable under the plan is also reflected in the Pension Benefit Table.

(5)	Mr. Quinn is not eligible to participate in the Savings and Investment Plans and the Cash Balance Plans in the U.S.

(6)	Mr. Quinn will receive health care benefits of $3,981 for 12 months following termination of employment upon involuntary termination without cause and for 24 months in the event of termination upon change in control.

(7)	Mr. Quinn will vest in a pro-rated number of unvested options based on the number of months that he has worked since the awards were granted to him. As a result, vesting is accelerated on approximately 20,794 stock options (exercise price for these options ranges from $27.86 to $36.72). Stock options must be exercised within six months of termination of employment or they expire.

(8)	Amounts payable upon involuntary termination or change in control are payable to the estate of the executive if death occurs subsequent to termination of employment and prior to the full payment of benefits.

(9)	“For Cause” as defined in the Executive Severance Plan.

(10)	Upon termination “for cause”, all options granted to the participant automatically expire unless the committee determines otherwise.

(11)	Mr. Quinn will vest in approximately 194,300 stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share)(exercise price for these stock options ranges from $27.86 to $36.72).

(12)	In the event Mr. Quinn remains employed following a change in control, the only amount payable will be “Vested but Unexercised Stock Options” and “Option Acceleration”.

Potential Payments to Mr. Hiroshi Uchida upon Termination of Employment or
Change in Control Assuming Such Event Occurred on December 31, 2006 (Mr.
Uchida resigned effective January 15, 2007).

(A)	(B)	(C)		(D)		(E)		(F)
				Involuntary
				Termination
				By the Company
				Without Cause				Termination
	Voluntary	Termination		or by the				Due to
	Termination	Due to		Executive with		For Cause		Change in
Type of Benefit or Payment	(Resignation)	Disability		Good Reason(8)(9)		Termination(9)		Control(8)(13)

Severance/Salary Replacement(1)	$0	$300,000	(5)	$847,875		$0		$1,695,750
Medical Benefits Continuation	$0	$11,816	(6)	$9,832	(10)	$0		$19,664	(10)
Outplacement	$0	$0		$15,000		$0		$15,000
Bonus for Year of Termination(2)	$513,958	$513,958		$513,958		$0		$513,958
Vested but Unexercised Stock Options(3)	$1,737,687	$1,737,687		$1,737,687		$0	(11)	$1,737,687
Option Acceleration	$0	$0		$132,811	(7)	$0		$845,625	(12)
Cash Balance Plan and Supplemental Pension Plan(4)	$395,975	$395,975		$395,975		$395,975		$395,975
Savings Investment Plan and Nonqualified Deferred Compensation Plan(4)	$646,345	$646,345		$646,345		$646,345		$646,345
Excise Parachute Tax Gross Up	N/A	N/A		N/A		N/A		$0

(1)	Severance payment includes annual base salary plus target bonus. For involuntary termination the amount paid is one times annual base pay and target bonus. For a change in control the amount paid is two times annual base pay and target bonus. Long Term Disability pay is equal to an annual benefit of 70% of benefits eligible pay at the time the disability commences and is capped under the terms of the Company policy at $300,000 per year.

(2)	Upon voluntary termination the bonus for the year of termination would only be payable if termination occurred on the last day of the year as the executive must be employed for the entire year in order to receive payment. In all other circumstances except for “For Cause” termination, Mr. Uchida is entitled to a pro-rated share of the bonus he would have received for the year of termination.

(3)	Represents the value of approximately 755,160 vested, but unexercised, stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(4)	Represents the balance of Benefits payable under these plans.

(5)	This amount shows the insured disability benefits. The Company pays the premium for 60% salary replacement level and the executive pays for an additional 10% coverage level.

(6)	If employee is determined to be eligible for long term disability benefits, medical benefits continue during disability and company paid life insurance continues for two years from beginning of disability. The amount represents annual premiums for medical and life insurance.

(7)	Mr. Uchida will vest in a pro-rated number of unvested options based on the number of months that he has worked since the awards were granted to him. As a result, vesting is accelerated on approximately 19,583 stock options (exercise price for these options ranges from $27.86 to $36.72). Stock options must be exercised within six months of termination of employment or they expire.

(8)	Amounts payable upon involuntary termination or change in control are payable to the estate of the executive if death occurs subsequent to termination of employment and prior to the full payment of benefits.

(9)	“For Cause” as defined in the Executive Severance Plan.

(10)	Mr. Uchida will receive health care benefits of $9,832 for 12 months following termination of employment upon involuntary termination without cause and for 24 months in the event of termination upon change in control.

(11)	Upon termination “for cause”, all options granted to the participant automatically expire unless the committee determines otherwise.

(12)	Mr. Uchida will vest in approximately 172,500 stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share)(exercise price for these stock options ranges from $9.20 to $35.94).

(13)	In the event Mr. Uchida had remained employed following a change in control, the only amount payable would have been “Vested but Unexercised Stock Options” and “Option Acceleration”.

Potential Payments to Mr. Mark Wolsey-Paige upon Termination of Employment or
Change in Control Assuming Such Event Occurred on December 31, 2006

(A)	(B)	(C)		(D)		(E)		(F)
				Involuntary
				Termination
				By the Company
				Without Cause				Termination
	Voluntary	Termination		or by the				Due to
	Termination	Due to		Executive with		For Cause		Change in
Type of Benefit or Payment	(Resignation)	Disability		Good Reason(8)(9)		Termination(9)		Control(8)(13)

Severance/Salary Replacement(1)	$0	$300,000	(5)	$758,625		$0		$1,517,250
Medical Benefits Continuation	$0	$14,009	(6)	$12,490	(10)	$0		$24,980	(10)
Outplacement	$0	$0		$15,000		$0		$15,000
Bonus for Year of Termination(2)	$503,944	$503,944		$503,944		$0		$503,944
Vested but Unexercised Stock Options(3)	$833,100	$833,100		$833,100		$0	(11)	$833,100
Option Acceleration	$0	$0		$132,811	(7)	$0		$845,625	(12)
Cash Balance Plan and Supplemental Pension Plan(4)	$452,074	$452,074		$452,074		$452,074		$452,074
Savings Investment Plan and Nonqualified Deferred Compensation Plan(4)	$1,327,948	$1,327,948		$1,327,948		$1,327,948		$1,327,948
Excise Parachute Tax Gross Up	N/A	N/A		N/A		N/A		$0

(1)	Severance payment includes annual base salary plus target bonus. For involuntary termination the amount paid is one times annual base pay and target bonus. For a change in control the amount paid is two times annual base pay and target bonus. Long Term Disability pay is equal to an annual benefit of 70% of benefits eligible pay at the time the disability commences and is capped under the terms of the Company policy at $300,000 per year.

(2)	Upon voluntary termination the bonus for the year of termination would only be payable if termination occurred on the last day of the year as the executive must be employed for the entire year in order to receive payment. In all other circumstances except for “For Cause” termination, Mr. Wolsey-Paige is entitled to a pro-rated share of the bonus he would have received for the year of termination.

(3)	Represents the value of approximately 90,000 vested, but unexercised, stock options using the closing price of Dade Bering common stock on December 29, 2006 (i.e., $39.81 per share).

(4)	Represents the balance of Benefits payable under these plans.

(5)	This amount shows the insured disability benefits. The Company pays the premium for 60% salary replacement level and the executive pays for an additional 10% coverage level.

(6)	If employee is determined to be eligible for long term disability benefits, medical benefits continue during disability and company paid life insurance continues for two years from beginning of disability. The amount represents annual premiums for medical and life insurance.

(7)	Mr. Wolsey-Paige will vest in a pro-rated number of unvested options based on the number of months that he has worked since the awards were granted to him. As a result, vesting is accelerated on approximately 19,583 stock options (exercise price for these options ranges from $27.86 to $36.72). Stock options must be exercised within six months of termination of employment or they expire.

(8)	Amounts payable upon involuntary termination or change in control are payable to the estate of the executive if death occurs subsequent to termination of employment and prior to the full payment of benefits.

(9)	“For Cause” as defined in the Executive Severance Plan.

(10)	Mr. Wolsey-Paige will receive health care benefits of $12,490 for 12 months following termination of employment upon involuntary termination without cause and for 24 months in the event of termination upon change in control.

(11)	Upon termination “for cause”, all options granted to the participant automatically expire unless the committee determines otherwise.

(12)	Mr. Wolsey-Paige will vest in approximately 172,500 stock options using the closing price of Dade Behring common stock on December 29, 2006 (i.e. $39.81 per share) (exercise price for these options ranges from $9.20 to $35.94).

(13)	In the event Mr. Wolsey-Paige remains employed following a change in control, the only amount payable will be “Vested but Unexercised Stock Options” and “Option Acceleration”.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on a review of the copies of such forms furnished to us and written representations from the applicable executive officers and our directors, except for a Form 4 filed on behalf of Dominick M. Quinn on the third business day following the transaction date, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis for 2006.

ANNEX II

[Letterhead of Morgan Stanley & Co. Incorporated]

July 24, 2007

Board of Directors
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015

Members of the Board:

We understand that Dade Behring Holdings, Inc., a Delaware corporation (the “Company”), Siemens Corporation, a Delaware corporation (“Parent”), and Belfast Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of July 24, 2007 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the “Offer”) to acquire all issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at a price of $77.00 per share of Company Common Stock (the “Per Share Amount”) net to the seller in cash and (ii) the subsequent merger of Purchaser with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each share of Company Common Stock (other than any shares of the Company Common Stock held in the treasury of the Company or owned by Purchaser, Parent or any direct of indirect subsidiary of the Parent, Purchaser or the Company and any Dissenting Shares (as defined in the Merger Agreement)) will be canceled and converted into the right to receive cash in an amount equal to the Per Share Amount. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the reported prices and trading activity for the Company Common Stock;

(f)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

(g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(h)	participated in discussions and negotiations among representatives of the Company, Parent and certain other parties and their financial and legal advisors;

(i)	reviewed the Merger Agreement and certain related documents; and

(j)	performed such other analyses and considered such other factors as we have deemed appropriate.

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We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer or the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and we have assumed, without independent verification, that the Company has received advice of qualified legal, tax or regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have not been asked to express, and we are not expressing, any opinion herein as to any other transaction other than the Offer and the Merger, nor have we been asked to express, and we are not expressing, any opinion herein as to the relative merits of or consideration offered in the Offer or the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

We have acted as financial advisor to the Board of Directors of the Company and the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the purchase of shares pursuant to the Offer. In the past, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company, Parent and Parent’s stockholders in the future and receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of the Company or Parent, or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should accept the Offer, or how the stockholders of the Company should vote at the stockholders’ meeting to be held in connection with the Merger, if necessary. Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Francis J. Oelerich III
Francis J. Oelerich III
Managing Director

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case

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of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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